Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: UFJ Holdings, Inc.

Subject Company: UFJ Holdings, Inc.

SEC File No. 333-109072

UFJ Holdings, Inc.

Financial Results for Interim Period ended September 30, 2004

<Presentation Material>

December 1, 2004

- Table of Contents -

<Presentation Material>

Management Objective and Strategy ———————— 1

Initiatives to Enhance Corporate Governance ———————— 2

Financial Highlights ———————— 3

Forecast for FY2004 ———————— 4

Initiatives to Reduce Problem Loans ———————— 6

Problem Loan Outstanding ———————— 7

Revitalization Plans for Large Borrowers 9

Credit Related Expenses ———————— 10

Collateral & Reserve ———————— 11

Loan Portfolio ———————— 12

Borrower Migration Excluding Large Borrowers ———————— 13

Gains/Losses on Equities ———————— 14

Deferred Tax Assets (DTA) ———————— 15

Impairment of Subsidiary Banks’ Shares

16

BIS Capital Ratio ———————— 17

Business Profit ———————— 18

Lending Business ———————— 19

Lending Business (Corporate Banking) ———————— 20

Lending Business (Retail Banking) ———————— 21

Fee Business (Corporate Banking) ———————— 22

Fee Business (Retail Banking)

23

Fee Business (Trust-related) ———————— 24

Management Integration with MTFG ———————— 25

Management Objective and Strategy

Past Business Decisions

Insufficient credit risk management resulted in a delay in restructuring of large borrowers

Capital management strategy based on inappropriate approach to the problem loan issues

Insufficient corporate governance and internal control

Management objectives

Acquire appropriate market recognition of UFJ commensurate to its profitability through balance sheet restructuring

Implement strategic initiatives to maximize present and future shareholder value

Management strategy to achieve the objectives

Decisive disposal of NPL aiming to achieve an NPL ratio of “below 4%” by March 2005

Capital injection from MTFG to enhance capital base and improve quality of capital

Merger with MTFG to establish competitive predominance as a financial group and to further enhance earnings capacity

Implementation of strategic initiatives before merger to achieve an appropriate merger ratio

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

1

Initiatives to Enhance Corporate Governance

Implementing measures to enhance corporate governance and internal control in accordance with the business improvement plans

Ensure objectivity and transparency through effective mutual monitoring

Rebuild corporate governance framework at UFJ Bank under the leadership of external directors Appointed 2 external directors: Yukinobu Ozaki (attorney at law, former judge of the Supreme Court) Teruo Ozaki (certificated public accountant)

Fundamentally reorganize the Audit & Compliance Committee, chaired by Yukinobu Ozaki Consists of 2 external directors and an external specialist (Shin Ushijima, attorney at law) Full authority to supervise and direct the internal audit departments are given to the committee. The committee independently reports on the status of the bank’s risk management, compliance, and internal auditing to the board and to the FSA.

Realign organization to strengthen internal control

Establish the Internal Audit Planning Office, as the executive office for the Audit & Compliance Committee Reinforce the auditing functions of the Internal Audit Department to management, making it independent from management

Establish the Credit Risk Management Committee, which consists of external specialists, in order to maintain objectivity and transparency of standards associated with credit risk

Reinforce compliance system

Appropriate control of conduct related to inspections

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P78

Financial Highlights

Addressing foreseeable risks to recover market confidence

Credit cost and other factors resulted in interim net loss of Yen 674.2 bil.

(Yen bil.)

Subsidiary Banks (non-consolidated) UFJHD (consolidated)

FY04 FY03 FY04

1H Full Year 1H Full Year

1H 1H Full Year 1H

(initial forecast) (initial forecast) (initial forecast) (initial forecast)

Gross Operating Profit 663.1 - - 716.2 1,362.3 804.0 - -

Business Profit before Net Transfer *

394.7 383.0 828.0 431.0 794.6 464.1 - -to General Reserve

Gains and Losses on Bonds 70.1 - - 112.6 121.3 69.5 - -

Other Income & Expenses (1,603.7) - - (452.2) (879.4) (1,566.1) - -

Gains and Losses on Stocks (100.2) - - 1.8 327.5 (35.9) - -

Net Transfer to Reserve for

(134.9) - - (0.5) (51.9) (132.4) - -

Losses on Securities

Ordinary Profit (535.5) 145.0 386.0 103.4 (427.2) (474.8) 170.0 460.0

Extraordinary Gains & Losses 45.5 - - 62.7 90.5 44.5 - -

Income Taxes (Deferred) (minus) 219.8 - - (0.2) 35.3 225.9 - -

Net Income (Loss) (710.4) 111.0 301.0 167.7 (375.5) (674.2) 120.0 330.0

Credit Related Expenses (614.1) (210.0) (380.0) (243.8) (1,311.5) (673.5) - -

• Consolidated Business Profit = Non-consolidated Business Profit (before net transfer to general reserve) of Subsidiary Banks + Non-consolidated Income of UFJ Holdings + Income of Other Consolidated Subsidiaries + Income of Other Companies on Equity Method        % of Holding +/- Consolidation Adjustments such as Intercompany Transactions

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P2-4, 6, 9-12

3

Forecasts for FY2004 (1)

UFJHD consolidated net loss forecast of Yen 750 bil.

- Subsidiary banks business profit* of Yen 745 bil. and credit cost of Yen 970 bil.

(Yen bil.)

Announced May 24 Announced Sept. 10 Announced Nov. 24 Difference between Sept.10 & FY04 FY04 FY04

1H 1H 1H

Nov.24 (forecast) (forecast) (forecast) (forecast)(a) (actual) (forecast)(b) (b)-(a)

Ordinary Profit 170.0 460.0 (570.0) (400.0) (474.8) (530.0) (130.0) (1)

Net Income (Loss) 120.0 330.0 (780.0) (670.0) (674.2) (750.0) (80.0) (2)

Business Profit* 383.0 828.0 365.0 745.0 394.7 745.0 0 Gains on Equity - - (180.0) (205.0) (100.2) - -Ordinary Profit 145.0 386.0 (695.0) (605.0) (535.5) (635.0) (30.0) (3) Net Income (Loss) 111.0 301.0 (880.0) (825.0) (710.4) (825.0) 0

Credit Related Expenses (210.0) (380.0) (865.0) (1,130.0) (614.1) (970.0) 160.0 (4)

* Before net transfer to general reserve ** Includes UFJSP, UFJEI and UFJTE

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

4

Forecasts for FY2004 (2)

Difference between Sept.10 & Nov.24 forecasts

UFJ

(Yen bil.)

UFJ Holdings (consolidated)

(1)	Ordinary Profit	(130)
(2)	Net Income	(80)

Subsidiary banks (non-consolidated)

(3)	Ordinary Profit	(30)
(4)	Credit Related Expenses	+160

(decrease in expenses)

Major reasons for the gap between Sept.10 & Nov.24

Sales of equity to outside buyers undershot expectations. Gains on additional sales of equity to UFJEI were eliminated in consolidation process.	(40)
<Subsidiaries>	
- Losses at a credit guarantee subsidiary, etc.	(20)
- Adverse impact of impairment accounting for real estate	(20)
'Ordinary items' were recategolized to 'extraordinary items' (No effect on net income)	
Elimination of revaluation loss on SPC share was recategorized from 'ordinary expense' to 'extraordinary loss'	(15)
Forecast for UFJ Bank's ordinary profit was reduced, since 'collection of written-off claim (extraordinary gain)' was initially slated as 'credit cost (other expenses)'	(30)
- A portion of the expected loss was/will be booked under securities account, not as credit related expenses	+160
- 1H: Smaller cost for large borrowers, etc.	+140
- 2H: Increase in reserve ratio, etc.	(140)

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004 <Reference> Data Book P11-12 5

Initiatives to Reduce Problem Loans

(Subsidiary banks and UFJSP combined)

Substantial progress has been made towards achieving an NPL ratio of below 4%

- Credit related expenses for 1H significantly exceeded initial forecast, but little additional risk in 2H

1H of FY04: Implemented radical initiatives to revitalize large borrowers, aiming to achieve an NPL ratio of below 4%

NPL ratio as of Sept. 04 was 9.42% (+0.91% from Mar. 04)

Determined revival plans for most large borrowers, though implementation of transactions will be concentrated in 2H of FY04

Steady progress in reduction in NPL related to other borrowers under the lead of UFJSP

Credit related expenses for 1H: Yen 614.1 bil. (Yen 404.1 bil. more than the initial forecast)

All credit costs necessary for revitalization of large borrowers were incorporated Additional reserve of Yen 158.8 bil. due to higher historical default ratio

Recognized revaluation loss of Yen 144.1 bil. and set aside Yen 134.9 bil. reserves for losses on securities related to preferred shares of large borrowers

2H of FY04: Risks are limited to incur unexpected additional credit related expenses

Estimated credit related expenses for 2H: approx. Yen 356 bil.

Sufficient collateral/reserves for large borrowers already in place based on the direction of each revival plan

Little risk of new unforeseen bad debts with large borrowers

No significant worsening of SME borrowers expected

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P14-23

6

Problem Loan Balance (1)

(Subsidiary banks and UFJSP combined)

Problem loan balance: Yen 4.1 tril. (+Yen 204.9 bil. from Mar. 04)

Downgrading of sub-standard loans to doubtful category to radically resolve bad debt problem

(Yen tril.) Balance & Ratio

10

9 9.42% 10%

8.50%

8 8.67% 8.14%

4.22 8% 7

3.84

6 2.85

6% 1.95 5 1.11 0.13 0.57

4 0.79

4%

3

2

2%

1

0 0% Mar. 03 Sept. 03 Mar. 04 Sept. 04

Other special mention

Normal loans to Substandard borrowers Sub-standard

Doubtful

Bankrupt & Quasi-bankrupt Problem loan ratio

Problem loans under Financial Reconstruction Law

Factors for increase in balance since Mar.04 (Yen bil.)

Loans to Large Borrowers* 445

Loans to Other Borrowers (240)

Downgrade from Normal Loan** 545

Upgrade to Normal Loan** (335)

Sales of Loan (310)

Write-offs, Debt forgiveness (140)

Total 205

* S a m e a s “ L a r g e B o r r o w e r s “ o n p a g e 8

* * N o r m a l l o a n h e r e i n c l u d e s S p e c i a l m e n t i o n l o a n

UFJSP

Problem loan outstanding: Yen 183.9 bil.

Yen 109.0 bil. decrease in 1H FY04

(Yen 14.0 bil. above planned amount)

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P15-17, 21-23

7

Problem Loan Balance (2)

(Subsidiary banks and UFJSP combined)

Revitalization plans in place for loans to large borrowers* totaling Yen 1.64 tril.

Problem loan ratio of less than 4% expected by Mar. 05

(Yen tril.)

Large Borrowers

5 12%

4.62 Others

10.24% Problem Loan 4.15 Ratio

10%

4 3.94

8.50%

9.42%

Revitalization

1.64 8% plan prepared

3 1.81 2.54

6%

0.64 2

1.6 4%

L e s s

0.2

Than 4%

1 2.14 2.07

1.86 2% 1.4

0 0% Mar. 04 Jun. 04 Sept. 04 Mar. 05

(Plan)

Factors for increase/decrease in balance as for large borrowers* since Jun. 04

(Yen bil.)

Downgrade etc. + 60

Loans sold (165)

Collection/Write-off etc. (160)

Total (265)

*Large borrowers who require prompt actions

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P15, 19-20

8

Revitalization Plans for Large Borrowers

Aplus

No exposure left after sales of loan and repayment

UFJ sold Yen 94 bil. of loans to Shinsei bank at a discount and Shinsei bank agreed on debt forgiveness of the loan. The remaining exposure was fully repaid.

A subsidiary of Shinsei Bank subscribed to Yen 35 bil. of ordinary shares and Aplus became a consolidated subsidiary of Shinsei Bank UFJ Bank sold Yen 30 bil (par value) of Aplus preferred shares to Shisei bank Credit guarantee business (Yen 190 bil.) of Aplus was spun off and was taken over by UFJ Bank with appropriate reserves

Daikyo

IRCJ approved the application for assistance for Daikyo

Debt forgiveness of Yen 146.5 bil. (UFJ Bank: approx. Yen 87 bil., UFJ Trust: approx. Yen 21 bil.) Issuance of preferred shares: Yen 30 bil. (UFJ Bank to subscribe to all through debt- equity- s w a p )

Capital reduction by approx. 99.2% and a 50% write-off of preferred shares will be requested

Sojitz

Radical balance sheet restructuring

Issuance of preferred shares: Yen 360 bil. (Yen 10 bil. subscribed to by UBS group)

UFJ Bank subscribed to Yen 330 bil. through debt-equity-swap

Issuance of convertible bond: Yen 10 bil. (subscribed to by UBS group)

Others

After collection from the sale of monetizable assets was made, the remaining debt was/will be sold to sponsors

Sponsors take revitalization initiatives

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P19-20

9

Credit Related Expenses

(Subsidiary banks and UFJSP combined)

1H FY04: Yen 614.1 bil. (Yen 404.1 bil. more than estimated in May 04)

Full-year forecast revised to Yen 970 bil. mainly because of the increase of reserve ratio due to accelerated pace of problem loan disposals

Initial FY04 FY04 (Yen bil.) FY04 Estimate 1st Half Estimate 2nd Half in May (Result)

Large borrowers* 230.1 (150.1) 80.0 110.0

Other borrowers 225.3 139.7 365.0 270.0

Business deterioration 270.2 94.8 365.0 320.0

Decrease in collateral value/ 64.3 135.7 200.0 130.0

losses on loans securitized/sold

Reserve transferred back due to newly (85.8)

obtained collateral or collection

(90.8) (200.0) (180.0)

Collection of written-off claims (23.4)

Impact of increase in reserve ratio 158.8 366.2 525.0 -

Total 614.1 355.9 970.0 380.0

* Same as “Large borrowers” on Page 8

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P14, 23

Collateral & Reserves

(Subsidiary banks and UFJSP combined)

Uncovered portion for Sub-standard and Doubtful borrowers: Yen 1.14 tril.

(Yen 29.6 bil. decrease from Mar. 04)

For Large borrowers *, coverage ratio: 62.5% reserve ratio for uncovered claims: 55.9%

* Same as “Large borrowers” on Page 8

(Yen tril.) Change of uncovered portion

4

Reserve

Sub-standard**

0.73

Guarantee/Collateral

3

Uncovered

0.60 1.57 1.18

0.95

2

Doubtful 0.93

0.75 0.76 0.67

1 0.37

0 .47

1.73

1.36

0.52 0.22 0.65 0.93 1.01 0.55 0.31 0.31 0.17 0.15 0.20

0

03/3 03/9 04/3 04/9 Mar.03 Sept.03 Mar.04 Sept.04

Status of collateral valuation

Sale Appraised Number of Price Value cases (Yen bil.) (Yen bil.)

Appraised by UFJ Trust 67 11.3 6.9

Appraised by subsidiaries, etc. 815 239.1 170.8

Total 882 250.5 177.7

Rules for real estate appraisal

Doubtful borrowers or below: Appraisal once a year

Borrowers past due more than 1 month: Prompt appraisal (within a month)

Borrowers whose terms and conditions are relaxed: Appraisal within a month

All collateralized property appraised at least once in three years

** Including claims which are not classified as Sub- standard claims on Sub-standard borrowers

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P18, 23

11

Loan Portfolio

(Subsidiary banks and UFJSP combined)

Loans to large borrowers in other special mention and sub- standard categories decreased dramatically

- Exposure to borrowers with loans of less than Yen 10 bil. classified as other special mention or below also decreased by approx. Y en 600 bil.

Sept. 04 (Yen bil.)

Loan outstanding

Loan outstanding per borrower F r o m 0 t o 3 over 3 to 10 over 10 to 30 over 30 to 50 over 50 to 100 over 100

Normal 22,680.9 4,598.0 3,066.7 1,420.1 2,098.6 3,955.5

Other special mention 9 9 9 . 1 3 2 4 .8 22 5.9 47.2 237.6 120.4

Sub-standard 3 8 2 . 9 1 1 8 . 4 1 5 8 . 2 41.9 56.0 0.0

Doubtful 5 5 1 . 5 2 8 4 . 7 2 1 3 . 5 1 6 7 . 7 399.2 1,654.2

Bankrupt & Quasi-bankrupt 1 4 6 . 6 43.0 32.7 37.0 0 . 0 0 . 0

Total 24,761.2 5,369.2 3,697.3 1,714.1 2,791.5 5,730.2

Mar.04 (Yen bil.)

Loan outstanding

Loan outstanding per borrower F r o m 0 t o 3 over 3 to 10 over 10 to 30 over 30 to 50 over 50 to 100 over 100

N o r m a l 23,188.1 4,755.4 3,618.4 1,239.6 2,244.7 3,995.6

Other special mention 1,236.4 3 8 7 . 6 3 8 8 . 3 1 7 1 . 3 5 4 4 . 6 1 2 2 . 4

Sub-standard 6 5 2 . 7 2 7 3 . 0 1 9 2 . 7 2 2 7 . 3 1 6 3 . 5 1,221.9

Doubtful 5 0 5 . 9 1 3 2 . 5 98.8 70.7 3 0 5 . 6 3 6 9 . 9

Bankrupt & Quasi-bankrupt 1 7 9 . 2 75.2 49.9 0 . 0 0 . 0 0 . 0

Total 25,762.5 5,624.0 4,348.4 1,709.0 3,258.6 5,709.9

C h a n g e (Yen bil.)

Loan outstanding

Loan outstanding per borrower F r o m 0 t o 3 over 3 to 10 over 10 to 30 over 30 to 50 over 50 to 100 over 100

N o r m a l (507.2) (157.3) (551.7) 1 8 0 . 4 (146.0) (40.0)

Other special mention (237.3) (62.7) (162.4) (124.0) (307.0) (2.0)

Sub-standard (269.8) (154.6) (34.5) (185.4) (107.5) (1,221.9)

Doubtful 45.6 152.1 114 . 6 96.9 93.5 1,284.3

Bankrupt & Quasi-bankrupt (32.5) (32.2) (17.1) 37.0 0.0 0.0

Total (1,001.3) (254.8) (651.1) 5 . 0 (467.0) 20.2

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P16-17

12

Borrower Migration Excluding Large Borrowers*

(Subsidiary banks and UFJSP combined)

Though downgrades exceed upgrades, financial impact has come down to a manageable level

From Mar. 31, 2004 to Sept. 30, 2004 (Before direct write-offs) (Yen bil.)

Sept. 30, 2004

Bankrupt &

Normal Special mention Sub-standard Doubtful Total

Quasi-bankrupt

Normal 34,801.7 156.8 45.9 26.8 4.4 35,035.6

Special mention 274.9 1,117.0 208.3 230.7 57.2 1,888.2

Sub-standard 55.3 69.2 356.7 366.2 45.1 892.4

Mar. 31, 2004 Doubtful 0.7 17.5 8.8 265.7 130.8 423.5

Bankrupt &

2.7 0.1 0.0 0.3 163.3 166.3

Quasi-bankrupt

Total 35,135.2 1,360.5 619.8 889.6 400.8 38,405.9

Others** 2,674.9 474.9 137.4 111.3 27.1 3,425.7

Grand total 37,810.2 1,835.4 757.2 1,001.0 427.9 41,831.6

* Same as “Large borrowers” on Page 8

** Loans with no self-assessment including individual loans, small amount loans, and loans to new borrowers in the 1st half of FY04

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P16-17 13

Gains / Losses on Equities

(Subsidiary banks, UFJEI and UFJTE combined)

UFJ

Yen 100.2 bil. loss on equities mainly due to revaluation loss of preferred shares and shares in subsidiaries

(Yen bil.)	Subsidary Banks, UFJEI & UFJTE
Gains/losses on Stocks & Other Equity Securities	(100.2)
Gains on Sales	163.6
Gains on Sales to UFJEI	40.7
Losses on Sales	(5.3)
Revaluation Losses	(258.5)
Losses on Preferred stocks	(144.1)
Losses on stocks issued by a credit guarantee subsidiary, etc.	(105.9)
Amount transferred to reserves for losses on securities	(134.9)

Equities held (UFJHD consolidated)



(Yen tril.)
3
2
1
0
0.56
2.55
0.87
2.12
0.72
1.87
Sept. 03
Mar. 04
Sept. 04
Securities with no market value
Securities with market value

* Includes Yen 0.2 bil. of preferred shares in Nicos and Yen 0.38 tril. of preferred shares acquired in relation to revitalization plans of borrowers

Rules for Realizing Revaluation Losses on Shares

- A loss shall be recognized when the market price falls by 50% or more below the book value
  For shares of a Substandard or an Other Special Mention borrower, a loss shall be realized if the market price falls by 40% or more below the book value. For a share of a Doubtful borrower, a loss shall be realized if the market price falls by 30% or more below the book value
- Special rules related to preferred shares: depleted to memorandum price (upon 100% depletion of applicable class of stock under a reasonable revitalization plan) Foregoing basic rule applies in circumstances where assistance is provided (if less than a 100% depletion)
- Special rules related to stock acquired by DES: In addition to the foregoing, if amount of debt retired upon implementation of DES multiplied by the forecast loss rate surpasses amount of depletion, the difference is booked under reserves for losses on securities

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P24-26

14

Deferred Tax Assets (DTA)

DTA reduced based on conservative estimate of future earnings

- DTA (net) of UFJHD declined to Yen 1,205.9 bil. (-Yen 189.8 bil. from Mar. 04)

Within the aggregate of estimated taxable income for next 5 years, the resolution of temporary differences are scheduled

Calculation of DTA based on a highly probable estimate of future earnings

Business profit* (5 years, UFJ Bank+UFJ Trust): Yen 3,679.8 bil. (Yen 735.9 bil./year)

Credit related expenses** (5 years, UFJ Bank +UFJ Trust): Yen 1,220.8 bil. (Yen 244.1 bil./year)

Future uncertainty has been largely reduced due to the recent progress in NPL disposal

Valuation allowance: UFJ Bank Yen 957.4 bil., UFJ Trust Yen 126.4 bil.

(Yen tril.)2

1.5 1 0.5 0

Mar. 03 Sept. 03 Mar. 04 Sept. 04

(%)

1 0 0 80 60 40

2 0

0

DTA (net)

Ratio to Tier1capital

* before net transfer to general reserve

** net transfer to general reserve + credit cost

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P30-32

15

Impairment of Subsidiary Banks’ Shares

UFJHD recognized Yen 2.8 tril . extraordinary losses due to impairment of subsidiary banks shares, but no P/L impact on consolidated basis

Suspension of dividends on common and preferred shares for FY2004 due to depletion of retained earnings available for dividend

<Book Value>

Mar. 04

UFJ Bank’s share

3,425.5

UFJ Trust’s share

457.4

Wrote off unrealized loss

-2,369.4

(Yen bil.)

Sept. 04

1,343.4*

250.1

(432.0)

Reserves for losses on securities (UFJ Bank’ s shares)

• Includes new subscription in Sept. 04 (Yen 80 bil.)

Accumulated losses at subsidiary banks due to NPL disposition lead to deterioration of the values of subsidiary bank shares held by UFJHD

UFJHD wrote off unrealized loss of Yen 2.3 tril. and put reserve for losses on securities of Yen 0.4 tril., and posted non- consolidated net loss of Yen 2.8 tril. for 1H of Sept. 04

Payment of dividends on common and preferred shares (including those held by the government) for FY2004 will be suspended due to depletion of retained earnings available for dividends at UFJHD

Voting rights will accrue on preferred shares at AGM in Jun. 05 (Government is expected to own approx. 12% of total voting rights)

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P79

16

BIS Capital Ratio

BIS capital ratio as of Sept. 04: 9.92% at UFJHD, 10.03% at UFJ Bank

- Capital base was enhanced through capital injection from MTFG and capital reallocation within the group

(Yen bil.)

	Sept. 30, 2004		Mar. 31, 2004		Sept. 30, 2003	
	UFJHD	UFJ Bank	UFJHD	UFJ Bank	UFJHD	UFJ Bank
Total Capital	4,288.2	3,957.4	4,268.6	3,500.3	5,121.0	4,521.0
Tier 1	2,203.9	2,021.1	2,175.2	1,789.0	2,812.6	2,422.5
Tier 2	2,159.1	2,006.8	2,175.2	1,789.0	2,387.0	2,173.8
Risk-weighted Assets	43,207.7	39,419.1	46,185.9	41,849.9	45,074.6	40,733.6
Capital Ratio (%)	9.92%	10.03%	9.24%	8.36%	11.36%	11.09%
Tier 1 Ratio (%)	5.10%	5.12%	4.70%	4.27%	6.24%	5.94%

- 1H of FY04: UFJ implemented measures to reinforce its capital base in response to the decrease in its shareholders equity caused by the net loss
  - UFJHD posted consolidated net loss of Yen 674.2 bil.
  - UFJ Bank issued preferred shares to MTFG and received capital amounting to Yen 700 bil.
  - Yen 80 bil. was reallocated from UFJ Trust to UFJ Bank
- 2H of FY04: The uncertainty related to capital adequacy has been significantly reduced
  - Reasonably foreseeable risks were factored into 1H results
  - Forecast of capital ratio as of Mar. 05 (consolidated): 9.0-9.5% at UFJHD, approx. 9% at UFJ Bank

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004
<Reference> Data Book P28-29, 63-65
17

Business Profit

(Subsidiary banks, UFJSP, UFJEI and UFJTE combined)

Increase in business profit in retail and corporate banking

Total business profit declined due to decreased market related income

(Yen bil.)

Initial plan Current plan

Sept. 04 Sept. 03 Change

f o r 1 H o f F Y 0 4 f o r F Y 0 4

Gross Operating Profit

UFJ Bank 588.8 636.7 (47.9) 596.5 1,132.0

Retail Banking 141.3 137.4 3.9 139.4 291.6

Corp. Banking 268.2 256.4 11.8 269.3 542.9

Global Banking & Trading 84.2 87.7 (3.6) 82.8 170.2

Others 95.1 155.2 (60.1) 104.9 127.4

Corp. Advisory Group* 43.3 57.4 (14.1) 49.6 80.6

Y e n D o m i n a t e d B o n d T r a d i n g 82.5 125.8 (43.3) 71.6 112.2

UFJ Trust 74.3 79.4 (5.1) 77.5 161.0

Total 663.1 716.2 (53.1) 674.0 1,293.0

* Plans for Corp. advisory group are provisional, because its main mission is revitalization of borrowers and disposal of problem loans

Expenses

Total 268.3 285.2 (16.8) 291.0 548.0

Business Profit (before net tranfer to general reserve)

UFJ Bank 356.4 390.9 (34.5) 345.0 660.0

Retail Banking 35.0 30.0 5.1 32.1 82.4

Corp. Banking 167.9 155.1 12.8 168.8 343.9

Global Banking & Trading 60.6 64.0 (3.4) 58.0 122.5

Others 92.9 141.9 (49.0) 86.2 111.2

UFJ Trust 38.2 40.0 (1.7) 38.0 85.0

Total 394.7 431.0 (36.2) 383.0 745.0

<Difference between UFJHD (consolidated) and subsidiary banks (non-consolidated)>

Ordinary Profit 60.7 32.8 27.8 25.0 105.0

Gross Operating Profit

716.2

646.1

663.1

629.9

146.5

57.7

89.8

33.5

36.8

44.5

40.2

57.7

178.3

203.4

197.4

206.4

354.6

340.5

335.7

332.3

Sept. 03 Mar. 04 Sept. 04 Mar. 05

Market Related Income and Others Trust Bank Non-interest Income Interest Income on Loan and Deposit

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P34-35

18

Lending Business

Avg. loan balance increased to Yen 40.4 tril. amid rigorous competition

Avg. loan Balance*

(Yen tril.) (combined for subsidiary banks)

50 40 30 20 10 0

Mar. 03 Sept. 03 Mar. 04 Sept. 04

Overseas, etc. UFJ Trust Retail Banking

Corp. Advisory Group

Corp. Banking

Avg. loan bal.: Yen 40.4 tril.

(+Yen 0.1 tril. from 2H of FY03)

<Reasons>

Corp. Banking (Business Loans, etc.): +Yen 0.5 tril.

Retail Banking (Housing loans, etc.): +Yen 0.4 tril.

Corp. Advisory Group (NPL disposal, collection, etc.) -Yen 0.7 tril.

Domestic loan yield (UFJ Bank)

(%)

2.6

2.4

2.2

2.0

1.8

1.6

1.4

1.2

Mar. 03 Sept. 03 Mar. 04 Sept. 04

Retail Banking

UFJ Bank overall

Corp. Banking + Corp. Advisory Group

Loan yield: 1.66% (-7bp from 2H of FY03)

<Reasons>

Shrinking spreads for housing loans, etc. due to competition

Reduced corporate lending spreads due to reduction in balance of problematic loans with relatively high loan yields

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P4- 6, 37, 43, 48

19

Lending Business (Corporate Banking)

(UFJ Bank)

Average loan balance began to recover, primarily in SME sector

Loan balance recovering due to new initiatives such as “Business Loan” and project finance, etc.

Business Loan: New loan extension in 1H was Yen 296.5 bil. (+Yen 274.9 bil. from 1H of FY03)

Project finance: New loan extension in 1H was Yen 247.3 bil. (+Yen 191.0 bil. from 1H of FY03)

Further increase assets through effects of strengthened business system and development of new market s

Loan spreads remained weak both in large corporate and SME sectors

Loan demand is still weak and competition among banks is severe

Aim to improve average spread by increasing high yield lending such as Business Loans

(Yen Tril.) Avg. loan balance

25

2.8

2.3

20 5.3 2.0 0.9 1.8 1.3 1.1 1.5 5.1 5.1 5.8 5.7 4.9 5.2 5.5 15

8.4

7.9

10 7.2 6.8 6.6 6.8 7.4 6.5

5

9.3 8.6

7.1 6.9 6.6 6.3 6.5 6.2

0

9 / 0 1 3 / 0 2 9 / 0 2 3 / 0 3 9 / 0 3 3 / 0 4 9 / 0 4 3 / 0 5

(Plan)

L a r g e f i r m s S M E s P u b l i c / r e l a t e d U n d e r m o n i t o r

Excluding accounts of Corporate Advisory Group (avg. bal. Of Yen 5.1 tri. for 1H of FY04

(%) Avg. loan spread

2 . 1 0 2.2

2 . 0 1 2 . 0 2 2 . 0 1

1 . 9 5

1 . 9 2 2.0

1 . 7 7 1.8

1 . 5 8 1 . 5 8

1 . 5 3 1 . 5 3 1 . 5 4

1 . 5 1 1.6 1 . 4 8

1 . 4 2

1 . 4 1 1.4

1.2 1 . 0 5

1 . 0 4 1 . 0 2

1 . 0 1

0 . 9 6 0 . 9 5

0 . 9 1 0 . 9 3 1.0

0.8 0 . 9 6 0 . 9 8

0 . 9 4

0 . 8 7 0 . 8 6

0 . 8 4 0 . 8 5 0 . 8 1 0.6

0.4

9 / 0 1 3 / 0 2 9 / 0 2 3 / 0 3 9 / 0 3 3 / 0 4 9 / 0 4 3 / 0 5

(Plan)

L a r g e f i r m s S M E s P u b l i c / r e l a t e d U n d e r m o n i t o r

Excluding accounts of Corporate Advisory Group (avg. bal. Of Yen 5.1 tri. for 1H of FY04

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P42-43

20

Lending Business (Retail Banking)

(UFJ Bank) UFJ

Housing loan business continues growing, but competition among banks intensifies

- **Housing loans:** Balance (Sept. 04) was Yen 7.6 tril. (+Yen 0.3 tril. from Mar. 04)
  - New loan extension: Yen 683.8 bil., including Yen 583.0 bil. via housing contractors
  - Loan spreads declined due to tough competition
  - Aim to achieve Yen 8.1 tril. loan balance as of Mar. 05 by tactical pricing and strategic marketing
- **Consumer loans:** Strategic restructuring in the process of the merger with MTFG
  - Postponed the consolidation of Nippon Shinpan and its merger with UFJ Card to Oct. 05
  - Status of Mobit is being discussed due to Promise/SMFG alliance

Balance and spread of housing loans


(Yen tril.)
(%)
8
6
4
2
0
1.8
1.5
1.2
0.9
0.6
0.3
0.0
1.56
1.61
1.69
1.65
1.62
1.60
1.56
1.49
4.9
5.1
5.4
5.9
6.4
6.8
7.3
7.7
9/01
3/02
9/02
3/03
9/03
3/04
9/04
3/05 (Plan)
Avg. Balance
Avg. Spread

Balance of consumer loans


(Yen bil.)
1,500
1,000
500
0
Nippon Shinpan
UFJ Card
MOBIT
UFJ Bank
558.6
1,283.8
1,307.8
695.8
693.4
127.0
132.0
134.3
176.9
201.0
224.0
254.7
255.0
256.1
Sept. 03
Mar. 04
Sept. 04

(Notes)
- Balance of Nippon Shinpan includes securitized loan (Yen 390.8 bil. as of Mar. 04 and Sept. 04)
- Revolving/installment credits are included and cashing is not excluded for UFJ Card
- Guarantee is included for Mobit. UFJ Mobit Cashing is included in UFJ Bank.

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004 <Reference> Data Book P36-39, 61 21

Fee Business (Corporate Banking)

Maintain high level of profitability centered on S M E s

(UFJ Bank)

Maintain high level of profitability centered on S M E s

Gross operating profit: Yen 124.2 bil. (+Yen 14.0 bil. from Sept. 03)

- All products recorded steady growth compared with 1H of FY03 and target for 1H of FY04

- Substantial increase in derivatives sales (primarily in forex. related) (+25% from Sept. 03)

- Fee income from SMEs has increased and now constitutes more than 60% of the total fee income for corporate banking

Continuous efforts to secure high and sustainable earnings in fee business

- Reinforce business with high sustainability (settlement, etc.) and maintain high profitability in transaction business (investment banking, derivatives, etc.)

- Widely promote small-lot/standardized products to SMEs

(Yen bil.) Fee income by products

140

2 . 3

2 . 4 2 . 6

120 14.2 14.5 14.2

1 . 9

100 13.9 24.5 27.2

1 . 6 25.2 13.4 20.1

80

1 . 0

18.0 40.0 39.7 36.1

0 . 6 0 . 6 12.1

60 34.0 12.1 11.9 13.4 23.5 10.7

40 13.8

9 . 8

7 . 9

6 . 2

46.1 48.6

20 45.0 40.3 34.5 38.5 29.5 31.2

0

9/01 3/02 9/02 3/03 9/03 3/04 9/04 3/05 (Plan)

D e m e s t i c c o m m i s s i o n Investment banking D e r i v a t i v e s Forex. O t h e r s

Fee income by client types

(Yen bil.)

140 48% 47% 47% 5 0%

43% 2.0 1.5 1.9

120

38%

2.1 4 0%

46.3 46.9 100 40.6

31% 2.4 28%

41.8

26% 3 0%

8 0

2.1 38.9 2.7 2.1

6 0

29.1 2 0%

27.3

27.6 81.7

4 0 80.3 81.4 66.3 53.8 1 0%

2 0 39.8 32.8 33.0

0 0%

9 / 0 1 3 / 0 2 9 / 0 2 3 / 0 3 9 / 0 3 3 / 0 4 9 / 0 4 3 / 0 5

(Plan)

SMEs Large firms Under monitor Non-interest income ratio

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P9, 42, 44- 45

22

Fee Business (Retail Banking) (UFJ Bank) UFJ

Improvement in marketing platform lead to an increase in sales commission from investment products

- Gross operating profit: Yen 35.2 bil. (+Yen 4.6 bil. from Sept. 03)
  - Sales commission of investment products (equity investment trust, variable annuities, etc.) has grown rapidly (+64% from Sept. 03)
    - -- Healthy increase in sales thanks to the improved marketing platform
  - ATM related fees: Cash advancement +32%, after-hour use +13% (from Sept. 03)
- Initiatives to further enhance profitability
  - Continuous effort to improve marketing platform in order to increase sales to high net worth clients
  - Increase cash advancement fees by improving convenience of ATM network
  - Exploit opportunities arising from deregulation as much as possible, including new entry into securities intermediation business (Dec. 04) and amendment of Trust Business Law


(Yen bil.)
Sales of investment products
300
200
100
0
274.0
220.6
263.1
270.0
237.0
203.3
180.0
48.6
Sept. 03
Mar. 04
Sept. 04
Mar. 05
Variable annuity
Equity investment trust
Derivatives


(Yen bil.)
Fee income by products
45
40
35
30
25
20
15
10
5
0
9/01
3/02
9/02
3/03
9/03
3/04
9/04
3/05
(Plan)
Other commissions
Investment products sales
Forex.


Securities Intermediation Business
Customers
UFJ Bank
Products
Sales force
UFJ Tsubasa Securities
kabu.com Securities
<Target for FY05>
AUM: Yen 530 bil. (Retail)
GOP: Yen 4.9 bil. (Corporate/Retail)

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P9, 36, 39-41, 57

23

Fee Business (Trust-related)

(UFJ Trust )

Revenue growth centered on corporate agency and real estate businesses, utilizing group’s management resources

Gross operating profit: Yen 40.2 bil. (+Yen 3.4 bil. from Sept. 03)

- Corporate agency: Revenue at historical high due to efforts to retain existing customers and secure new customers from competitors

- Real estate: Revenue grew in intermediary and asset securitization

- Pensions: Revenue decreased due to the transfer of securities administration business to MTBJ ( -Yen 2.1 bil.) and the return of the substituted portion from Employees’ Pension Funds

- Private clients services: Sales of investment trusts and annuities met target s

Steady expansion of services provided to UFJ Bank’s customers

- Corporate: Steady inflow of transactions through trust agency (started in Mar. 02)

- Individual: Steadily reaping the benefits of coordination with UFJ Bank, utilizing joint branches. Considering introducing trust agency syste m, subject to deregulation

(Yen bil.) Fee income by products

7 0

* F i g u r e s f o r “ p e n s i o n / s e c u r i t i e s” i n c l u d e f e e s p a i d f o r M T B J a f t e r t r a n s f e r o f a d m i n i s t r a t i o n b u s i n e s s a s f o l l o w s : 3 . 4 ( 3 / 0 3 )            , 2 . 8 ( 9 / 0 3 )            , 4 . 1 ( 3 / 0 4 )            , 4 . 9 ( 9 /0 4 )            , 4 . 6 ( 3 / 0 5 )

6 0

6.0

7.0

5 0 2.3

4.3 3.4

1.5 2.3 8.8 1.2 5.6 4.6

4 0 4.0 5.3 2.1 1.1 7.1 1.5 1.5 4.8 3.2 7.6 2.8

3 0 3.6 5.0 2 2 . 0

2 5 . 5

2 3 . 3

1 7 . 6 1 3 . 5

1 6 . 1

1 3 . 4

2 0 1 3 . 2

1 0

1 8 . 5

1 4 . 9 1 6 . 4

1 5 . 1 1 4 . 2 1 4 . 2 1 4 . 4 1 4 . 4

0

9 / 0 1 3 / 0 2 9 / 0 2 3 / 0 3 9 / 0 3 3 / 0 4 9 / 0 4 3 / 0 5 (Plan)

C o r p o r a t e a g a n c y P e n s i o n / s e c u r i t i e s R e a l e s t a t e P r i v a t e c l i e n t s A s s e t s e c u r i t i z a t i o n

No. of deals by cooperation with UFJ Bank

Real estate(individual) 1,400 Inheritence

Asset securitization 1 0 4 1,200

1 2 2 Corporate agency Pension 2 4 9 1,000 9 0 2 6 4 Real estate

1 5 1

4 7

2 1 6

8 0 0

1 1 9 1 0 1

4 1 2 3 9

8 5 1 2 3

1 3 8

6 0 0 1 4 2

9 1

1 2 3

4 8 1 5 3 1 8 0

3 2 1 5 6

7 0 1 1 9

4 0 0

1 0 4 1 2 9

1 2

4 0

2 0 0 4 0 8 4 1 3 3 7 4

1 0 7 3 7 3

2 7 2

1 2 1 0

3/02 9/02 3/03 9/03 3/04 9/04

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P10, 50-53

24

Management Integration with MTFG (1)

Concluded a basic agreement with MTFG regarding management integration (Aug. 04)

- Aiming to establish a position as a globally competitive financial institution and further enhance profit base

5 competitive advantages of the new group

1. Japan’s pre-eminent global banking network

2. Strong business foundation based on retail deposits and diverse customer base 3. Strong financial and capital foundation 4. Highly complementary business and networks

5. Strong corporate governance and transparent management

UFJHD

UFJ Bank UFJ Trust

UFJ Tsubasa Securities

+

MTFG

BTM MTB

Mitsubishi Securities

Integration

Oct.1, 2005

Mitsubishi UFJ Holdings

Bank of Tokyo-Mitsubishi UFJ Mitsubishi UFJ Trust & Banking Mitsubishi UFJ Securities

(Planned names)

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P63-76

25

Management Integration with MTFG (2)

UFJ Management continues to conduct negotiations and prepare for the merger, aiming to maximize UFJ shareholder value

- Management is committed to obtaining satisfactory merger terms Schedule until completion of the planned merger

<FY04>

Aug. 12 Conclusion of “basic agreement” with regard to management integration Sept. 10 Conclusion of “Capital Injection Agreement” Sept. 18 Completion of capital enhancement effective (injection of Yen 700 bil. was made on Sept. 17) Nov. 24 Announcement of financial results for 1H

<FY05>

May Announcement of financial results for FY04 By the end of May at the latest

Agreement and announcement of integration ratio Jun. AGM: The merger proposal brought to a vote (Plan)

Oct. 1

Completion of the merger with MTFG Completion of the merger of subsidiaries

(commercial banks, trust banks, brokerage firms)

UFJ Holdings Financial Results for Interim Period Ended Sept. 2004

<Reference> Data Book P63-76

26

UFJ Holdings, Inc.

Financial Results for Interim Period ended September 30, 2004

<Data Book>

December 1, 2004

- Table of Contents -

<Data Book>

Financial Results

Income 2

Interest Revenue and Expenses (UFJ Bank) 4

Loans and Deposits (UFJ Bank) 5

Interest Revenue and Expenses (UFJ Trust) 6

Statement of Source and Application of Funds 7

Assets and Liabilities 8

Non-interest Revenue and Expenses (UFJ Bank) 9

Trust Related Income (UFJ Trust) 10

G&A Expenses—Other Income and Expenses 11

Consolidated Financial Results 12

Actions toward Improvement of Financial Positions

Credit Related Expenses 14

Loans under Financial Reconstruction Law 15

Loan Portfolio 16

Portfolio by Internal Rating 17

Coverage Ratio 18

Revitalization Plan of Large Troubled Borrowers 19

Final Disposal 21

UFJ Strategic Partner 23

Equity & Bond Portfolio 24

Stock Portfolio by Industry 25

UFJ Equity Investments / UFJ Trust Equity 26

- Table of Contents -

<Data Book> (continued)

Equity Capital

BIS Capital Ratio 28

Capital Amounts & Risk-weighted Assets 29

Deferred Tax Assets 30

Basis for Calculation of Deferred Tax Assets 31

Actions toward Improvement of Profitability

Earnings by Business Line 34

UFJ Bank / Retail Banking 36

Interest Income from Loans 37

Housing Loans 38

Non-interest Income 39

Improving Profitability of Mass Sector 41

UFJ Bank / Corporate Banking 42

Interest Income from Loans 43

Non-interest Income 44

UFJ Bank / Global Banking & Trading 46

Overseas Commercial Banking 47

Overseas Exposure 48

UFJ Bank / Market Related 49

UFJ Trust Bank 50

Trust Related Business 51

- Table of Contents -

<Data Book> (continued)

Actions toward Improvement of Profitability (continued)

General & Administrative Expenses 54

Consolidated Financial Results 55

Securities & Investment Banking 56

Asset Management 58

Leasing 59

Leasing and Factoring Business 60

Credit Card / Consumer Loan Business 61

Management Integration with Mitsubishi Tokyo Financial Group

Background of Capital Enhancement 63

Description of Preferred Shares Issued to MTFG 64

Business Strategy of the New Group

Retail Business 66

Corporate Business 67

Trust Asset Business 68

Distribution Channel Strategy 69

Structure of the New Group’s Business Operation 71

Incorporation of New Management Procedures 73

Presonnel Operations of New Group 75

Business Tie-Ups 76

- Table of Contents -

<Data Book> (continued)

Reference

Corporate Governance Framework (UFJ Bank) 78

Outstanding Shares of UFJHD 79

Shareholder Structure of UFJHD 80

Major Subsidiaries and Affiliates 81

Financial Results

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 1

Income (combined for subsidiary banks, UFJSP, UFJEI and UFJTE, non-consolidated)

(Yen mil.)

1st Half of FY04 1st Half of FY03 Change

Gross Operating Profit 663,125 716,237 (53,112)

G.O.P. from Domestic Banking Business 535,286 581,628 (46,341)

Interest Income 347,835 345,218 2,617

Trust Fees (before write-off) 27,702 33,488 (5,785)

Fees & Commissions 105,453 93,630 11,822

Trading Revenue 4,568 1,370 3,197

Other Operating Income 49,727 107,920 (58,193)

G.O.P. from International Banking Business 127,838 134,608 (6,770)

Interest Income 27,757 33,920 (6,162)

Trust Fees 42 46 (3)

Fees & Commissions 12,873 10,025 2,847

Trading Revenue (10,057) 79,209 (89,266)

Other Operating Income 97,221 11,406 85,814

Expenses (minus) 268,399 285,235 (16,835)

Personnel expenses (minus) 84,526 107,554 (23,028)

Non personnel expenses (minus) 168,963 163,377 5,585

tax (minus) 14,909 14,303 606

Business Profit Before Net Transfer to General Reserve 394,725 431,002 (36,276)

Excluding Gains & Losses on Bonds 324,609 318,361 6,248

Net Transfer to General Reserve (minus) (673,481) (124,742) (548,739)

Business Profit 1,068,207 555,744 512,462

Gains & Losses on Bonds 70,115 112,641 (42,525)

Other Income & Expenses (‘rinji shu-shi’ ) (1,603,795) (452,291) (1,151,503)

Gains/losses on stocks & other equity securities (100,240) 1,817 (102,057)

Credit costs (1,305,829) (376,153) (929,676)

Loans Written-off (84,213) (164,624) 80,411

Net Transfer to Specific Reserve (1,072,250) (172,324) (899,925)

Losses on Sales of Loans to CCPC - (168) 168

Transfer to Reserve for Contingent Liabilities Related to Loan Sold - (28) 28

Losses on Loans Securitized / Sold (51,650) (21,027) (30,623)

Gains on Loans Securitized / Sold 4,128 1,903 2,225

Losses on Supporting Specific Borrowers (1,173) (15,181) 14,007

Transfer to Reserve for Posible Losses on Support of Specific Borrowers (101,209) (5,700) (95,509)

Transfer to Specific Reserve for Loans to Refinancing Countries 539 997 (458)

Credit Costs (Trust Account) (2,286) (12,846) 10,559

Trust Account Loss Indemnified (3,028) - (3,028)

Special Business Tax Imposed on Banks - (6,284) 6,284

Profit/Loss on Employee Retirement Benefits (9,386) (20,259) 10,873

Net Transfer to Reserve for Losses on Securities (134,901) (540) (134,360)

Net Transfer to Reserve for Possible Losses Related to Land Trust (15,609) - (15,609)

Ordinary Profit (Loss) (535,588) 103,453 (639,041)

(Yen mil.)

1st Half of FY04 1st Half of FY03 Change

Ordinary Profit (Loss) (535,588) 103,453 (639,041)

Extraordinary Gains/Losses 45,546 62,742 (17,196)

Gains/losses on Sales of Premises and Equipment (3,105) (11,055) 7,950

Gains on Sales of Premises and Equipment 444 119 325

Losses on Sales of Premises and Equipment (3,550) (11,174) 7,624

Collection of Written-off Claims 23,484 16,196 7,287

Gains from Reversal of Reserve for Credit Losses - 4,177 (4,177)

Gains from Cancellation of Securities to Employee Retirement Benefit Trust 38,325 - 38,325

Gains from Contribution of Securities to Employee Retirement Benefit Trust - 40,887 (40,887)

Refund of Tokyo Metropolitan Government’s Tax - 25,692 (25,692)

Amortization of Net Transitional Obligations for Employee Retirement Benefits (13,157) (13,157) 0

Income (Loss) before Income Taxes (490,041) 166,196 (656,237)

Provision for Income Tax (minus) 572 (1,285) 1,857

Deferred Income Tax (minus) 219,859 (242) 220,101

Net Income (Loss) (710,473) 167,723 (878,196)

Credit-related Expenses (614,178) (243,883) (370,295)

Gains/Losses on Bonds

1st Half of FY04 1st Half of FY03 Change

Gains/Losses on Bonds 70,115 112,641 (42,525)

Gains on Sales 107,440 174,148 (66,707)

Gains on Redemptions 19 104 (84)

Losses on Sales (36,121) (59,950) 23,829

Losses on Redemptions (237) (1,237) 999

Written-off (985) (423) (562)

Gains/losses on stocks & other equity securities

1st Half of FY04 1st Half of FY03 Change

Gains/losses on stocks & other equity securities (100,240) 1,817 (102,057)

Gains on Sales 163,677 45,289 118,388

Losses on Sales (5,362) (33,543) 28,181

Revaluation Losses (258,556) (9,928) (248,628)

<Reference> Book Value of stocks & other equity securities sold 381,748 422,896 (41,147)

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 2

Income (UFJ Holdings)

Consolidated (Yen mil.)

1st Half of FY04 1st Half of FY03 Change

Gross Operating Profit 804,070 855,732 (51,661)

Interest Income 411,399 408,461 2,937

Trust Fees (before write-off) 27,665 33,408 (5,742)

Fees and Commissions 201,789 180,192 21,597

Trading Revenue 9,131 103,150 (94,019)

Other Operating Income 154,083 130,519 23,564

General and Administrative Expenses (minus) 361,431 383,804 (22,373)

Net Transfer to General Reserve (minus) (648,587) (118,559) (530,027)

Other Income and Expenses (‘rinji shu-shi’ ) (1,566,107) (454,173) (1,111,933)

Gains & Losses on Stocks and Other Equity Securities (35,966) 5,568 (41,534)

Credit Costs (1,341,069) (400,976) (940,092)

Loans Written-off (97,792) (181,162) 83,370

Net Transfer to Specific Reserve (1,070,435) (167,672) (902,763)

Losses on Sales of Loans to CCPC 0 (491) 491

Transfer to Reserve for Contingent Liabilities Related to Loans Sold 0 (37) 37

Losses on Loans Securitized / Sold (74,605) (33,632) (40,973)

Gains on Loans Securitized / Sold 3,415 1,903 1,512

Losses on Supporting Specific Borrowers (1,173) (15,181) 14,007

Transfer to Reserve for Possible Losses on Support of Specific Borrowers (101,209) (5,700) (95,509)

Transfert to Specific Reserve for Loans to Refinancing Countries 732 997 (264)

Credit Costs (Trust Account) (2,286) (12,846) 10,559

Trust Account Loss Indemnified (3,028) 0 (3,028)

Gains & Losses in Investment under Equity Method 2,096 4,812 (2,715)

Ordinary Profit (Loss) (474,880) 136,313 (611,194)

Extraordinary Gains and Losses 44,562 58,212 (13,650)

Collection of Written-off Claims 24,279 16,557 7,721

Gains from Cancellation of Securities to Employee Retirement Benefit Trust 38,325 0 38,325

Amortization of Net Transitional Obligations for Employee Retirement Benefits (13,183) (13,350) 166

Income (Loss) before Income Taxes & Minority Interests (430,318) 194,526 (624,844)

Provision for Income Tax (minus) 7,681 3,759 3,921

Deferred Income Tax (minus) 225,946 1,430 224,515

Minority Interests in Net Income (minus) 10,337 9,487 850

Net Income (Loss) (674,283) 179,848 (854,132)

Credit-related Expenses (673,517) (278,705) (394,811)

Non-consolidated (Yen mil.)

1st Half of FY04 1st Half of FY03 Change

Operating Revenue 4,693 18,005 (13,312)

Operating Expenses 1,835 1,441 394

Operating Income 2,858 16,564 (13,706)

Ordinary Profit 183 16,075 (15,892)

Income (Loss) before Income Taxes (2,805,011) 16,075 (2,821,086)

Net Income (Loss) (2,806,482) 15,648 (2,822,130)

<Reference> (Yen bil.)

1st Half of FY04 1st Half of FY03 Change

Consolidated Business Profit * 1,111.6 619.6 492.0

Consolidated Business Profit (After Write-offs in Trust Account) 1,109.3 606.7 502.5

*Managerial figures, based on internal managerial accounting, calculated by adding non-consolidated business profit of banking subsidiaries to profits/losses of UFJ Holdings, its subsidiaries and affiliates** taking into account the parent company’s ownerships ratios on each company and adjusting for internal transactions.

**Profits/losses of UFJ Holdings, its subsidiaries and affiliates consist of Net Interest Income, Fees and Commissions, Trading Profit and Other Operating Income (Net) minus General and Administrative Expenses and Net Transfer to General Reserve.

<Reference>

1st Half of FY04 1st Half of FY03 Change

Number of Consolidated Subsidiaries 109 113 (4)

Number of Companies Accounted for Under Equity Method 26 28 (2)

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 3

Interest Revenue and Expenses

(UFJ Bank, UFJSP and UFJEI) (non-consolidated)

(Domestic & International Business Line)

(Yen bil.)

1H FY04 1H FY03 Change FY 03

Interest Income 358.9 362.4 (3.5) 741.3

Revenue on Interest-earning Assets 453.9 453.2 0.6 926.7

Loans and Bills Discounted 318.5 336.9 (18.3) 662.0

Securities 103.9 88.8 15.1 196.6

Deposits 7.0 9.7 (2.6) 16.6

Interest Rate Swaps 13.2 6.3 6.9 33.9

Others 11.0 11.3 (0.2) 17.3

Expenses on Interest-bearing Liabilities 94.9 90.7 4.1 185.4

Deposits Received 31.5 29.0 2.4 58.7

Bonds and Borrowings 55.2 49.5 5.6 102.0

Interest Rate Swaps 0.0 0.0 0.0 -

Others 8.1 12.1 (3.9) 24.5

Interest income — Yen 3.5bil.

Interest on loans: -Yen 18.3 bil.

(Domestic -Yen 14.8 bil. / International -Yen 3.5 bil.)

Domestic: (Loans avg.bal. -Yen 0.27 tril. / Yield -7bp)

Increase in retail loans, decrease in corporate loans due to weak loan demands / disposal of problem loans

Overseas: (Loans avg.bal. -Yen 0.22 tril., / Yield -5bp)

Decrease loans in United States and Europe

Deposit (including NCD) : +Yen 2.4 bil. (Domestic—Yen 0.9 bil. / International + Yen 3.4 bil.)

Domestic (Deposits avg.bal.+Yen 1.8 tril. / Yield unchanged)

Deposit + Yen 0.5 tril., NCD + Yen 1.2tril.

International (Deposit avg.bal.+ Yen 0.2 tril. / Yield +9bp)

Higher interest rate in overseas

Dividend / Interest on Securities : +Yen 15.1 bil.

Profit Margin on Domestic Banking Business

(Yen tril.)

(%)

60

50

40

30

20

10

0

1.0

0.8

0.6

0.4

0.2

0.0

0.84

0.51

0.86

0.57

0.86

0.57

48.3

34.3

1H FY04

Loan avg. bal.

Deposit avg. bal. (Including NCD)

Profit margin of funds

Profit Margin between L&D

JGB: + Yen 14.6 bil. (avg. bal. + Yen 0.9 tril./ Yield +21bp)

Corp. Bond: +Yen 0.5 bil. (avg.bal.+Yen 0.6 tril. / Yield -29bp)

Stock: -Yen 1.1 bil.

46.5

46.5

34.4

33.9

Foreign Bond: + Yen 0.7 bil. (avg.bal.+Yen 0.7 tril. / Yield -86bp)

1H FY03

2H FY03

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 4

Loans and Deposits (UFJ Bank, UFJSP and UFJEI)

(non-consolidated)

Loans (End Balance)

(Yen tril.)

Loans by Industry

50

40

30

20

10

0

<End of Mar. 04>

<End of Sept. 04>

2.1

35.1

2.0

35.9

2.0

33.6

Excluding Individual, Public, and Government

Finance & Insurance

Others

13.1%

Finance & Insurance

Others

12.7%

Sept.03

Domestic

Mar.04

Sept.04

12.7%

Services

13.9% 16.9%

Real Estate

25.5%

Wholesale & Retail

18.0%

12.4%

Services 14.0%

16.0%

Real Estate

25.9%

Wholesale & Retail

18.9%

Overseas & Offshore

(Classification according to BOJs Research on Industrial classification loans)

Manufacturing

Manufacturing

Domestic Deposits (End Balance)

(Yen tril.)

Loans & Deposits (domestic)

Loan : End Bal. Yen 35.7 tril.(Yen -2.2 tril. from Mar. 04)

Ave. Bal. Yen 36.9 tril.(unchanged from 2nd half of FY03)

Ratio of loans to SMEs & Individuals: 68.5%(+0.9% from Mar. 04)

Individuals Others

Corporations

% of Liquid Deposit

Deposit : End Bal. Yen 41.9 tril.(Yen -1.5 tril. from Mar. 04)

: Ave. Bal. Yen 41.9 tril.(Yen +0.5 from Mar.04)

(Exclude NCD and foreign currency deposit)

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 5

Interest Revenue and Expenses

(UFJ Trust and UFJTE) (non-consolidated)

(Domestic & International Business Line)

(Yen bil.)

1H FY04 1H FY03

Interest Income 16.6 16.6

Revenue on Interest-earning Assets 25.1 25.4

Loans and Bills Discounted 17.1 20.2

Securities 7.3 4.9

Interest Rate Swaps 0.1 -

Others 0.4 0.2

Expenses on Interest-bearing Liabilities 8.4 8.7

Deposits Received 2.8 3.9

Bonds and Borrowings 1.6 1.4

Interest Rate Swaps - 0.3

Others 4.0 2.9

<Reference>

Loan Trusts etc. 13.1 20.3

Change

(0.0) (0.3) (3.0)

2.3 0.1 0.2 (0.2) (1.1) 0.1

(0 .3)

FY 03

38.8 56.4 40.2 15.8 - 0.4 17.5 7.3 3.0 0.5

1.0 6.6

(7.1)

34.6

Profit Margin on Domestic 3 Accounts*

(Yen tril.)

(%)

1.0

0.8

0.6

0.4

0.2

0.0

10

8

6

4

2

0

0.80

0.86

0.73

7.8

7.7

7.4

7.8

7.5

7.9

Int.-earning Assets Avg. Bal.

Int.-bearing Assets Avg. Bal.

Profit Margin on Funds

Interest Income (- Yen 0.0 bil.)

Domestic : + Yen 0.1 bil. International : - Yen 0.1 bil.

Interest revenue on Loans: -Yen 3.0 bil.

(avg.bal. - Yen 24.9 bil. / Yield - 20bp)

Weak loan demands / disposal of problem loans

Interest expenses on deposit: -Yen 1.1 bil. (avg.bal. - Yen 271.0 bil. / Yield - 5bp)

Decrease in time deposits

NCD (avg.bal. - Yen 63.1 bil. / Yield -1bp)

Dividend / Interest on Securities: + Yen 2.3 bil.

JGB: + Yen 0.8 bil. (Ave. Bal. + Yen 235.0 bil./ Yield +5bp)

Stock: + Yen 0.3 bil.

Others: + Yen 1.0 bil. (Ave. Bal. + Yen 38.2 bil./ Yield +114bp)

* 3 Accounts: Banking, Loan Trust, and Jointly Operated Designated Money Trust

1H FY03

2H FY03

1H FY04

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 6

Statement of Source and Application of Funds

(non-consolidated)

UFJ Bank

Domestic Sector Average Income Yield (%)

Assets 53,641,202 352,230 1.309

Loans and Bills Discounted 34,329,205 286,785 1.666

Securities 17,382,649 58,509 0.671

Call Loans 38,161 6 0.034

Collateral Deposits on Securities Borrowed 1,603,432 169 0.021

Bills Purchased 228,526 1 0.001

Due from Banks 2,927 0 0.000

Liabilities 57,638,109 23,325 0.080

Deposits 41,951,497 5,114 0.024

Negotiable Certificates of Deposit 6,388,962 924 0.028

Call Money 2,468,920 41 0.003

Payables under Repurchase Agreements 298,573 5 0.003

Collateral Deposits on Securities Loaned 690,491 72 0.020

Bills Sold 3,007,405 75 0.005

Commercial Paper 161,677 23 0.029

Borrowed Money 558,111 6,115 2.185

International Sector

Assets 7,828,530 99,121 2.525

Loans and Bills Discounted 2,546,393 30,973 2.426

Securities 3,223,022 43,715 2.705

Call Loans 240,834 1,776 1.471

Due from Banks 911,474 7,044 1.541

Liabilities 7,661,534 71,544 1.862

Deposits 5,071,220 25,390 0.998

Negotiable Certificates of Deposit 18,214 119 1.306

Call Money 106,536 574 1.075

Payables under Repurchase Agreements 279,121 2,112 1.509

Collateral Deposits on Securities Loaned 395,532 3,454 1.742

Bills Sold 5,731 127 4.431

Borrowed Money 1,253,372 31,059 4.942

(Yen mil.)

UFJ Trust Bank

Average Income Yield (%)

5,392,938 23,952 0.885

2,808,493 16,779 1.191

2,068,145 6,594 0.635

320,819 1 0.001

- - -

105,672 0 0.001

7,634 0 0.001

5,470,747 8,102 0.295

2,986,044 2,633 0.175

500,580 67 0.026

- - -

21 0 0.002

24,499 1 0.009

140,979 4 0.006

- - -

52,728 953 3.605

59,968 467 1.554

26,624 386 2.894

24,369 49 0.405

1,180 6 1.100

7,357 45 1.221

58,750 287 0.976

12,121 101 1.676

- - -

10,673 81 1.515

- - -

- - -

- - -

4,500 103 4.582

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 7

Assets & Liabilities

combined for subsidiary banks, UFJSP, UFJEI and UFJTE, Non-consolidated

(Yen bil.)

Sept. 30, 2004 Sept. 30, 2003

Combined for 2 Banks, UFJSP, UFJEI & UFJTE Combined for 2 Banks, UFJSP & UFJEI

UFJ Bank, UFJ Trust UFJ Bank, Change

UFJ Trust

UFJSP & UFJEI & UFJTE UFJSP & UFJEI

Assets 79,191.1 70,955.8 8,235.2 80,019.0 71,854.6 8,164.4 (827.9)

Banking account 76,992.7 70,955.8 6,036.8 77,861.8 71,854.6 6,007.1 (869.0)

Trust account (1) 2,198.3 - 2,198.3 2,157.2 - 2,157.2 41.1

Loans (2) 39,304.4 35,748.9 3,555.5 41,226.0 37,291.1 3,934.9 (1,921.6)

Loans to small & mid. sized

25,554.9 23,905.1 1,649.8 26,816.6 24,818.2 1,998.4 (1,261.6)

companies, etc. (3)

Housing loans 7,765.9 7,653.4 112.4 6,851.0 6,721.0 130.0 914.9

Securiities (4) 20,582.7 18,362.3 2,220.4 22,353.0 20,392.0 1,961.0 (1,770.2)

JGB 11,261.9 9,786.1 1,475.8 13,571.0 12,234.8 1,336.2 (2,309.0)

Stocks 3,358.1 2,843.0 515.0 4,087.5 3,601.5 485.9 (729.3)

Liabilities 76,544.5 68,672.0 7,872.4 76,977.4 69,161.4 7,815.9 (432.8)

Banking account 74,346.1 68,672.0 5,674.0 74,820.1 69,161.4 5,658.7 (473.9)

Trust account (5) 2,198.3 - 2,198.3 2,157.2 - 2,157.2 41.1

Deposits, Trust principal (2) 51,757.8 46,647.9 5,109.9 52,237.6 46,964.0 5,273.6 (479.7)

Domestic corporate deposits 17,424.5 16,597.5 827.0 17,509.2 16,534.3 974.8 (84.6)

Domestic retail deposits 26,060.9 24,018.9 2,042.0 26,559.1 24,347.4 2,211.7 (498.1)

Trust principal 2,097.7 - 2,097.7 2,031.1 - 2,031.1 66.6

(1)Principal indemnified trust account;(2)banking account+principal indemnified jointly operated designated money trust account and loan trust account;

(3)banking account + all trust account; (4)banking account only;(5)principal indemnified jointly operated designated money trust account and loan trust account

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 8

Non-Interest Revenue and Expenses (UFJ Bank, UFJSP and UFJEI) (non-consolidated)

UFJ

Investment banking business and sales of investment products boosted non-interest revenue

(Domestic & International Business Line)

(Yen bil)

	1H FY04	1H FY03	Change	FY 03
Fees & Commissions	91.9	79.9	12.0	171.9
Fees on Money Transfer	38.5	37.7	0.7	76.0
Money Transfer Fees Received	48.1	47.0	1.0	94.8
Money Transfer Fees Paid	9.5	9.2	0.2	18.8
Other Fees & Commissions	53.4	42.1	11.3	95.9
Others Received	93.6	80.1	13.4	174.0
Others Paid	40.2	38.0	2.1	78.1
Trading Gains	(5.9)	79.6	(85.6)	143.6
Gains on Trading Securities and Derivatives	4.0	0.7	3.2	3.8
Gains on Trading Sec. & Derivatives for Hedging	1.1	0.8	0.3	0.9
Gains on Derivatives other than Trading Sec.	(11.7)	77.4	(89.2)	137.5
Other Trading Gains	0.5	0.5	0.0	1.2
Other Operating Income	143.8	114.7	29.0	141.3
Fees on Foreign Exchange	83.6	(5.7)	89.4	9.0
Profits and Losses on Bonds	66.9	108.0	(41.0)	113.2
Income from Derivatives	(9.0)	9.8	(18.9)	14.0
Expense on Bonds	0.0	(0.5)	0.5	(1.1)
Others	2.3	3.2	(0.8)	60

- Fee income from corporate businesses
  - Bonds related: + Yen 2.5 bil.
  - Syndicated loans: + Yen 2.4 bil.
  - Securitization: +1.7 bil.
- Sales fees on investment products for retail customers
  - Investment trust, variable annuity : +Yen 3.7 bil.

- Sales of derivatives for customers : + Yen 7.9 bil.
- Mutually offsetting decrease in Gains on Derivatives other than trading sec. Acct. and increase in Fees on Foreign Exchange Acct. resulted from foreign exchange fluctuation
- Fees on Foreign Exchanges for customers:
  - Yen 0.9 bil.

- Realized gains on bonds

  Yen denominated : Yen 55.0 bil.

  Foreign currency denominated : Yen 11.8 bil.

<Reference>

Unrealized Profit on bonds as of Sept. 04 :
- Yen 57.2 bil.

UFJ Holdings Financial Results for Interim Period ended Sept. 2004 Data Book 9

Trust Related Income (UFJ Trust, non-consolidated)

UFJ

Promote trust services to group-wide customer base effectively

(Financial Results) (Yen bil.)

	1H FY04	1H FY03	Change	FY03
Trust Fees	27.7	33.5	(5.7)	66.6
Trust Related	14.5	13.2	1.3	31.9
Loan Trusts etc.	13.1	20.3	(7.1)	34.6
Fees and Commissions	26.3	23.7	2.6	48.4
Trading Revenue	0.5	0.9	(0.4)	3.0
Other Operating Income	3.0	4.5	(1.4)	7.1

(Trust Related Income Breakdown by Business) (Yen bil.)

	1H FY04	1H FY03	Change	FY03
Trust Fees	14.5	13.2	1.3	31.9
Others (Fees and Commissions etc.)	25.6	23.6	2.0	49.4
Trust Related Income	40.2	36.8	3.4	81.3
Corporate Agency	16.4	14.4	2.0	29.3
Real Estate	7.6	5.0	2.6	12.1
Asset Securitization	2.3	2.1	0.3	5.4
Pensions / Securities Related*	8.6	10.6	(2.0)	24.1
Private Client Service	5.3	4.8	0.5	10.4

(*) Administrative business of investment trust was shifted to Master Trust Bank of Japan in the second half of FY2003, resulting decrease in operating profit by Yen 2.1 bil.

Corporate Agency

- No. 1 on # of Corporate Agency trusted: 2,121 (Sept.04)
  - Switchover from others: 22 companies (Sept. 04)
  - Contracts with public companies: 884 (Sept. 04)

Real Estate

- Number of large scaled transactions grew 3 times from first half of FY03, boosting operating profit
- Amount of securitization exceeded Yen 500 bil. being # 1 in the market

Asset Securitization

- Posted record operating profit for 1H period
- Arrangement of large scaled securitization contributed to the profit

Pensions/Securities Related

- Return of substitutional portion of Public Pension Fund decreased balance of pension asset, while passive funds increased

Private Client Service

- Good sales in Stock Inv. Trusts and Insurance
- Introduced new products of investment trust and foreign currency fixed annuity

UFJ Holdings Financial Results for Interim Period ended Sept. 2004 Data Book 10

G&A Expenses - Other Income & Expenses

(combined for subsidiary banks, UFJSP and UFJEI) (non-consolidated)

UFJ

Healthy reduction in expenses

(Yen bil.)

	1H FY04	1H FY03	Change	FY 03
General and Administrative Expenses	268.3	285.2	(16.8)	567.7
Personnel Expenses	84.5	107.5	(23.0)	210.2
Non-personnel Expenses	168.9	163.3	5.5	329.0
Tax Expenses	14.9	14.3	0.6	28.4
Other Income & Expenses ('rinji shu-shi')	(1,603.7)	(452.2)	(1,151.5)	(879.4)
Gains/Losses on Stocks & Other Equity Securities	(100.2)	1.8	(102.0)	327.5
Gains on Sales	(163.6)	45.2	118.3	397.7
Losses on Sales	(5.3)	(33.5)	28.1	(57.7)
Revaluation Losses	(258.5)	(9.9)	(248.6)	(12.4)
Credit Costs(Includes Trust Accounts)	(1,311.1)	(388.9)	(922.1)	(1,048.9)
Net Transfer to Reserve for Investment Losses	(134.9)	(0.5)	(134.3)	(51.9)
Employee Retirement Benefits	(9.3)	(20.2)	10.8	(44.3)
Special Business Tax Imposed on Banks (Tokyo, Osaka)	-	(6.2)	6.2	(6.0)
Net Transfer to Reserve for Possible Losses Related to Land Trust	(15.6)	-	(15.6)	-
Equity Derivative gains/losses	0.0	(26.1)	26.1	(37.0)
Extraordinary Gains/Losses	45.5	62.7	(17.1)	90.5
Collection of Written-off Claims	23.4	16.1	7.2	53.7
Transfer from Reserve for Loan Losses (only UFJ Trust)	-	4.1	(4.1)	25.6
Gains/Losses on Sales of Premises and Equipment	(3.1)	(11.0)	7.9	(19.3)
Gains from Contribution/Cancellation of Sec. to Employee Retirement Benefits	38.3	40.8	(2.5)	40.8
Amortization of Unrecognized Pension Obligation	(13.1)	(13.1)	0.0	(26.3)
Tax Refund from the Tokyo Metropolitan Government	-	25.6	(25.6)	25.6

Expenses

- Decreased Yen 16.8 bil. due to reduction of headcount and employee bonuses

Gains/losses on stock

- Gains/losses on stock: - Yen 100.2 bil.

<Reference>

Stocks sold in FY03: Yen 381.7 bil.

Unrealized gain as of Sept. 30, 04 : + Yen 283.3 bil.

Other Income & Expenses

- Reserve for possible losses on investment: -Yen 134.9 bil., applied stricter assessment on pref. stocks acquired through corporate revitalization
- Net Transfer to Reserve for Possible Losses Related to Land Trust: -Yen 15.6 bil.
- Gains/Losses on equity derivative for hedging purposes: + Yen 26.1 bil.
  - Flat stock market and smaller hedging position due to sales of stocks → reduced hedging cost

Extraordinary Gains / Losses

- Collection of Written-off Claims Yen 23.4 bil.
  - Enforcing collections
- Gains on Cancellation of Retirement Benefit Trust: Yen 38.3 bil.

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 11

Consolidated Financial Results

Strengthen group profitability through comprehensive financial strategy

- Consolidated gross operating profits exceeded non-consolidated by Yen 140.9 bil.

	UFJ Holding Consolidated	Subsidiary Banks Combined*	Difference
Gross Operating Profit	804.0	663.1	140.9
Net Interest Income	411.3	375.5	35.8
Trust Fees (before write-off)	27.6	27.7	0.0
Fees and Commissions	201.7	118.3	83.4
Trading Revenue	9.1	(5.4)	14.6
Other Operating Income	154.0	146.9	7.1
General & Admn. Expenses	361.4	268.3	93.0
Net Transfer to General Reserve	(648.5)	(673.4)	24.8
Gains/Losses on Stocks	(35.9)	(100.2)	64.2
Credit Costs	(1,341.0)	(1,311.1)	(29.9)
Minority Interests	2.0	-	2.0
Ordinary Profit	(474.8)	(535.5)	60.7
Extraordinary Gains and Losses	44.5	45.5	(0.9)
Minority Interests in Net Income	10.3	-	10.3
Net Income	(674.2)	(710.4)	36.1
Credit-related Expenses	(673.5)	(614.1)	(59.3)
Consolidated Business Profits	464.1	394.7	69.3

Major Factors

(Consolidated figure of each subsidiary)

<Net Interest Income*>

Senshu Bank	14.8	UFJ Card	12.1

<Fees and Commissions*>

UFJ Credit	27.8	UFJ Tsubasa Sec.	24.1	UFJ Card	18.6

<Trading Revenue*>

UFJ Tsubasa Sec.	15.5

<Minority Interest>

Cyukyo Bank	0.9	kabu.com Sec.	0.6	Mobit	0.2

<Credit-related Expenses>

UFJ Credit	(36.7)	CMA	(16.1)	Senshu Bank	(2.3)

* Before adjustment for consolidation

UFJ Holdings Financial Results for Interim Period ended Sept. 2004 Data Book 12

Actions toward Improvement of Financial Positions

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 13

Credit Related Expenses

(combined for subsidiary banks, UFJSP, UFJEI and UFJTE)

Breakdown of credit related expenses

(Yen bil.)

Net Transfer to General Reserve (673.4)

Loans Written-off 84.2

Net Transfer to Specific Reserve 1,072.2

Net Losses on Loans Sold 47.5

Losses on Supporting Specific Borrowers 1.1

Transfer to Reserve for Possible Losses

101.2

on Support of Specific Borrowers

Transfer to Reserve for Possible Losses

(0.5)

to Refinancing Countries

Credit Costs on Banking Account 1,305.8

Credit Costs on Trust Account 2.2

Trust Account Loss Indemnified 3.0

Collection on Written-off Claims (23.4)

FY04

(Yen bil.) 1st Half

(Result)

Large Borrowers 230.1

Other Borrowers 225.3

Business Deterioration 270.2

Decrease in Collateral Value/

64.3

Losses on Loans Securitized/sold

Reserve Transferred Back due to Newly

(85.8)

Obtained Collateral or Collection

Collection of Written-off Claims (23.4)

Impact of Increase in Reserve Ratio 158.8

Total 614.1

Credit Related Expenses

Yen 614.1 bil

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 14

Loans under Financial Reconstruction Law

(Combined for subsidiary banks and UFJSP)

(Figures are total of banking account and trust account.) (Yen mil.)

Sept. 30, 2004 Mar. 31, 2004 Change Sept. 30, 2003 Change

(a) (b) (a)—(b) (c) (a)—(c)

Bankrupt and Quasi-bankrupt 259,508 304,438 (44,930) 373,299 (113,791)

Doubtful 3,270,993 1,483,656 1,787,337 1,218,090 2,052,902

Sub-standard 623,814 2,161,273 (1,537,459) 2,116,548 (1,492,734)

Total Problem Loans 4,154,316 3,949,368 204,947 3,707,939 446,377

Claims which are not Classified

as Sub-standard Claims 133,944 570,340 (436,395) 792,060 (658,116)

on Sub-standard Borrowers

Claims to Other Special

1,955,214 2,850,910 (895,695) 3,842,053 (1,886,838)

Mention Borrowers

Normal 39,909,293 42,463,357 (2,554,063) 41,838,192 (1,928,899)

Grand Total 44,063,609 46,412,725 (2,349,115) 45,546,132 (1,482,522)

Amount of Partial Write-off 1,215,077 1,328,567 (113,490) 1,534,868 (319,790)

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 15

Loan Portfolio

(Combined for subsidiary banks and UFJSP)

The asset quality is steadily improving

Bankrupt & Quasi-bankrupt

Sub-standard

100%

80%

60%

40%

20%

0%

1.2%

1.0%

0.9%

2.5%

0.8%

2.7%

0.7%

3.2%

0.6%

Doubtful

1.7%

Other special mention

Normal

5.6%

8.1%

8.8%

3.9%

7.7%

9.5%

7.6%

8.8%

6.4%

8.4%

5.9%

6.1%

7.4%

4.4%

76.3%

77.9%

80.2%

81.7%

84.1%

85.8%

Mar. 02

Sept. 02

Mar. 03

Sept. 03

Mar. 04

Sept. 04

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 16

Portfolio by Internal Rating

(Combined for subsidiary banks and UFJSP)

(Yen bil.)

SME* SME* SME*

Internal Rating 1 - 3

Internal Rating 4, 5

Internal Rating 6

Internal Rating 7

Individuals, No Rating, etc.

Other Special Mention

Sub-standard

Doubtful

Bankrupt/Quasi-bankrupt

11,795.0 4,670.7 12,915.1 5,391.6 11,185.1 5,065.1

8,144.1 4,221.6 8,057.4 4,318.8 8,002.2 4,270.8

3,283.9 1,614.8 3,338.9 1,940.3 2,952.1 2,113.8

2,204.3 1,220.2 2,617.3 1,343.0 3,396.5 1,845.3

12,392.5 609.0 12,113.1 625.0 11,668.0 560.8

1,955.2 1,124.1 2,850.9 1,619.5 3,842.0 1,707.2

757.7 444.1 2,731.6 708.1 2,908.6 1,221.6

3,270.9 1,132.9 1,483.6 679.8 1,218.0 698.3

259.5 176.3 304.4 202.2 373.3 234.0

44,063.6 15,214.3 46,412.7 16,828.6 45,546.1 17,717.3

SME in Retail Industry = Employee: Less than 50, Capital stock: Less than Yen 50 mil.

SME in Wholesale Industry = Employee: Less than 100, Capital stock: Less than Yen 100 mil.

SME in Services Industry = Employee: Less than 100, Capital stock: Less than Yen 50 mil.

SME in Other Industries = Employee: Less than 300, Capital stock: Less than Yen 300 mil.

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 17

Total

* SME = Small and Medium-sized Enterprise

Coverage Ratio

(Combined for subsidiary banks and UFJSP)

2 Banks 2 Banks 2 Banks

UFJ Bank UFJ Bank UFJ Bank

+UFJSP UFJ Trust +UFJSP UFJ Trust +UFJSP UFJ Trust

+UFJSP +UFJSP +UFJSP

Bankrupt and Quasi-bankrupt 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00%

Reserve Ratio for Uncovered Claims 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00%

Doubtful 71.52% 71.98% 66.42% 89.58% 88.73% 94.34% 73.88% 73.60% 81.80%

Coverage with Collateral & Guarantees 23.33% 23.26% 24.17% 44.08% 39.54% 69.27% 43.07% 42.59% 56.63%

Coverage with Reserves 48.18% 48.72% 42.25% 45.50% 49.18% 25.06% 30.81% 31.01% 25.17%

Reserve Ratio for Uncovered Claims 62.85% 63.49% 55.72% 81.38% 81.36% 81.57% 54.11% 54.01% 57.92%

Sub-standard ** 72.42% 74.07% 52.03% 62.82% 65.07% 35.44% 52.93% 50.78% 66.10%

Coverage with Collateral & Guarantees 42.16% 43.02% 31.55% 27.75% 28.34% 20.58% 32.23% 30.59% 42.23%

Coverage with Reserves 30.26% 31.05% 20.47% 35.07% 36.72% 14.85% 20.70% 20.18% 23.86%

Reserve Ratio for Uncovered Claims 52.32% 54.50% 29.92% 48.54% 51.25% 18.71% 30.55% 29.08% 41.31%

Special Mention Borrowers Excluding Sub-standard Borrowers

13.44% 12.21% 20.92% 7.62% 8.03% 4.57% 5.50% 5.71% 3.83%

Normal Borrowers 0.30% 0.30% 0.22% 0.26% 0.26% 0.21% 0.18% 0.17% 0.36%

* Figures are total of banking account and trust account

** “Sub-standard” here includes ALL claims to sub-standard borrowers. Sub-standard borrowers may have loan outstanding not classified as problem loans.

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 18

Revitalization Plan of Large Troubled Borrowers

Aplus

No exposure left after sale of loan and repayment

Assets Liabilities

Non-core Business

Mortgage-backed loan etc.

Investors,

etc.

Asset Sale

Yen 185 bil.

Guarantee Liabilities

Non-core Business

Guarantee on mortgage-backed loan etc.

Yen 190 bil.

Corporate Split

UFJ

Bank

UFJ’s

Loan

Yen 94 bil.

(Fair value)

Shinsei

Bank *

Capital

Capital Injection

(Third-party allotment of new shares)

Ordinary Shares

Yen 35 bil.

Shinsei

(67% ownership)

Bank

(Subsidiary)

Sale of preferred shares

(Face value: Yen 30 bil.)

* UFJ Bank sold the loans to Aplus to Shinsei Bank at fair value

(but at a discount price to par value) and then Shinsei Bank conducted debt forgiveness

Sojitz

Increase its corporate value through radical B/S restructuring and reallocation of management resources to profitable business areas

Restore asset quality through drastic review and write-off of impaired asset

Withdrawal from low-profit businesses and overseas investments/loans (Yen 260 bil. Loss)

Disposal of non-core real estates (Yen 150 bil. Loss)

Improve profitability through focus on more profitable business areas

Reallocation of management resources to core/growth business areas

(Automobiles, Apparel, Development of oil, gas and coal etc.)

Strategic recapitalization in order to execute these radical measures

Preferred Shares

Yen 360 bil.

Convertible Bonds Yen 10 bil.

UFJ Bank

Yen 330 bil.

Debt-equity Swap

(Closing: Oct 29 2004)

Mizuho Corporate Bank

Bank of Tokyo-Mitsubishi

UBS Group

UBS Group

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 19

Revitalization Plan of Large Troubled Borrowers (2)

Daikyo

Accelerated corporate revitalization under the control of the IRCJ

Daikyo and UFJ Bank requested support to IRCJ

Daiei

The board of directors of Daiei approved a resolution on Oct.13, and filed a preliminary application to IRCJ with view to utilize IRCJ

Review of whole businesses is under way in line with the process of due diligence by IRCJ

Other Example of Revitalization

The IRCJ approved the request on Sept. 28, 2004

The IRCJ announced the purchase of exposure from financial institutions on Nov. 26, 2004

Radical corporate restructuring

Reallocate management resources to core business areas (Condominium sales/management, real estate brokerage and various relevant services for tenants)

Withdrawal from non-core businesses

(Real estate rental, golf course/hotel/resort operation and overseas operations)

Implement drastic redeployment/reorganization of subsidiaries

Yen 260 bil. loss due to these radical measures

Recapitalization (Plan) *

Assets

Monetizable

Assets

Asset sale and cash collection

Liabilities

Loans from UFJ

Capital

Cash collection and financial measures

Loans

UFJ

Bank

Debt forgiveness: Yen 146.5 bil.

(UFJ Bank Yen 87 bil., UFJ Trust Yen 21 bil.)

New issue of Yen 30 bil. preferred shares through debt equity swap by UFJ Bank

Creditors

Preferred shares

Common shares

Sale of remaining loans

Fund etc.

Mandatory redemption of preferred shares

Capital reduction without compensation of common shares

Daikyo plans to invite business sponsor in order to increase the probability of turnaround and its corporate value

Involvement in the revitalization by the third party as a sponsor

*Figures my vary due to sales of property before debt purchase by IRCJ

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 20

Final Disposal (1)

(Combined for subsidiary banks and UFJSP)

Reduced Yen 1 tril. in half a year, though the outstanding increased due to downgrade of large borrowers

Change of loan outstanding in the 1st half of FY2004 classified as “Doubtful” or “Bankrupt and Quasi-bankrupt”

Inflow

Yen 2,816.4 bil.

Outflow

Yen 1,074.0 bil.

Breakdown

Liquidation 6.6

Reorganization 16.2

Sell-offs 468.3

Write-offs (83.2)

Collection /

381.2

Repayment etc.

Upgrading 274.3

Mar. 31, 2004

Yen 1,788.0 bil.

Sept. 30, 2004

Yen 3,530.5 bil.

+

-

=

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 21

Classified

before 1st

half of FY00

Classified

in 2nd half

of FY00

Classified

in 1st half

of FY01

Classified

in 2nd half

of FY01

Classified

in 1st half

of FY02

Classified

in 2nd half

of FY02

Classified

in 1st half

of FY03

Classified

in 2nd half

of FY03

Classified

in 1st half

of FY04

Final Disposal (2)

(Combined for subsidiary banks and UFJSP)

90% off the balance sheet of doubtful loans or below downgraded by Mar.31, 2004

(Yen bil.)

Required to be off-balanced by

Mar. 03

Past

Mar. 04

Past

Mar. 05

Mar. 05

Mar. 06

Mar. 06

Mar. 07

Mar. 07

Mar. 08

1,968.0

556.5

534.5

2,174.3

253.4

475.8

730.3

1,131.5

Balance *

Sept. 04

(Second line: % off-balanced )

26.2

98.7%

12.6

97.7%

15.3

97.1%

54.7

97.5%

26.6

89.5%

45.4

90.4%

84.8

88.4%

416.2

63.2%

2,716.7

*Excluding loans under the process of measures to remove loans from balance sheet

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 22

UFJ Strategic Partner

The initial forecast revised up and now reversal of reserves expected owing to conservative reserves in FY03

FY04 FY04

Result

(Yen bil.) Revised Initial

FY03

1H Plan Plan

FY04

Business Profit 1.8 0.2 0.3 0.3

Credit Related Expenses 79.1 1.6 (13.5) 10.0

Net Profit (77.2) (1.4) 15.0 (8.5)

Reduction in Problem Loans 414.3 109.0 190.0 165.0

Credit Related Expenses

19% 2% (6%) 6%

/ Reduction in Problem Loans

Coverage Ratio (Sept. 04 UFJSP Booking only)

Coverage

Ratio Coverage with Reserves

Coverage with

Collateral & Reserve ratio for

Uncovered

Guarantees

Claims

Bankrupt and

100.00% 99.71% 0.29% 100.00%

Quasi-bankrupt

Doubtful 89.73% 19.32% 70.42% 87.28%

Sub-standard * 50.38% 23.66% 26.71% 35.00%

‘Sub-standard’ here includes ALL claims to sub-standard borrowers.

Sub-standard borrowers may have loan outstanding not classified as problem loans.

Figures above include loans under advisory contract with UFJ Bank.

Sept. 03 Mar. 04 Sept. 04

(Yen bil.)

Under advisory Under advisory Under advisory

contract with UFJ BK contract with UFJ BK contract with UFJ BK

Bankrupt and Quasi-bankrupt 120.6 59.4 73.6 47.6 46.5 29.5

Doubtful 305.6 239.7 167.5 139.2 107.1 90.3

Sub-standard 73.0 35.2 51.6 28.9 30.3 21.3

Normal 76.6 69.9 90.0 79.6 88.4 77.3

Total 576.0 404.3 382.8 295.6 272.3 218.5

Amount of Partial Write-off 590.1 192.5 467.5 188.2 426.9 179.9

Figures above include loans under the advisory contract with UFJ Bank.

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 23

Equity & Bond Portfolio

(combined for subsidiary banks, UFJEI and UFJTE)

Losses on stocks: Yen 100.2 bil.*, Gains on bonds: 70.1 bil.

Unrealized gain (Available-for-sale securities): Yen 189.1 bil.

Including Yen 40.7 bil. of gain on sale to UFJEI

(Yen 96.0 bil. decrease from Mar. 04)

<Stocks>

(Yen tril.)

Balance & unrealized gain/loss

<Bonds>

(Yen bil.)

Balance & unrealized gain/loss

(UFJHD Consolidated)

(Yen tril.)

(Non-consolidated)

(Yen bil.)

4

20

200

100

0

-100

0.37

3.53

-364.9

400

200

0

-200

-400

150.9

1.5

2.5

6.6

3

2

1

0

342.9

0.56

2.55

358.6

0.87

2.12

343.9

15

10

5

0

2.2

2.5

8.8

-57.7

4.5

1.3

1.9

1.9

8.0

-125.4

5.5

2.5

67.1

2.3

2.5

6.0

0.43

2.42

-182.0

0.72

1.87

8.3

3.9

69.1

3.6

5.2

-200

Sept.02

Short-term JGB

Mid- to Long-term JGB

Others

Securities with no market value Securities with market value Unrealized gain/loss

Foreign bond

Unrealized gain/loss

Book value of stocks sold: Yen 381.7 bil.

- Market: 8.1%

- Stock repurchase

29.1%

JGB Duration (Banking Account)

Balance

(Year) Sept. 03 Mar. 04 Sept. 04 Sept.04

(Yen tril.)

UFJ Bank 2.74 3.52 2.68 9.8

UFJ Trust 4.93 5.14 4.71 1.5

Sales Plan in 2nd Half of FY04: Yen 77.0 bil.

Sensitivity (BPV) (UFJ Bank + UFJ Trust)

(Yen bil.) Sept. 03 Mar. 04 Sept. 04

Domestic Bond (4.74) (4.58) (3.20)

Foreign bond (0.64) (0.54) (0.68)

* Sensitivity is reduced by approx. Yen 560 mil. as privately placed bond is excluded from domestic bond in terms of sensitivity management

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 24

Stock Portfolio by Industry (subsidiary banks, UFJEI, and UFJTE)

Breakdown on Shares sold in 1st Half

Block trade etc.

49.2%

Stock repurchase 29.1%

Bank of Japan/ Banks’ Share-holdings Purchase Corporation 13.3%

(Sept. 30, 2004)

9.2%

14%

12%

10%

8%

6%

4%

2%

13.1%

11.4%

13.3%

Market 8.1%

5.7%

4.7%

5.1%

0.4%

4.9%

5.0%

4.9%

3.1%

2.6%

2.5%

3.0%

3.5%

2.6%

2.7%

1.8%

1.9%

0.5%

2.5%

2.2%

1.3%

1.2%

0.2%

1.4%

0.1%

0.1%

0.5%

0.3%

0.4%

0.6%

0.9%

0%

Transportation Gas Transportation Transportation Communication

Paper Steel Trade

Mining & Trade Estate

&Metals

& Products Services

Forestry Apparels Chemicals PharmaceuticalProducts Products Iron Products Machinery Products Services Banks Securities Insurance Business Real

& Construction Foods & Pulp Appliances Equipments Instruments Transportation Retail

Coal Power

Metal Transportation Other

& Rubber Nonferrous Electric Air Wholesale

Textiles Oil Ceramics Precision Electric

Land Financing

& Marine

Agriculture

Fishery, Glass Other

Harbor

&

Warehousing

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 25

UFJ Equity Investments / UFJ Trust Equity

UFJ Equity Investments (UFJ Bank 100% Subsidiary)

Change

(Yen bil.) Sept. 03 Mar. 04 Sept. 04

from Mar.04

Book Value 347.0 329.4 422.3 92.9

Market Value 408.7 368.5 471.4 102.9

Unrealized Gain/Loss 61.7 39.1 49.1 10.0

Result FY04

(Yen bil.) IH

FY03 * Plan

FY04

Business Profit 13.6 (12.8) (17.3)

Profit on Shares Sold 53.1 (20.5)

Off-balance Sheet Transactions (42.0) 6.5

Dividend 4.4 1.7

Administration Expenses

(1.3) (0.5)

(Including Registration & License tax)

Others (0.6) 0.0

Other Expenses (Interest Paid, etc) (1.1) (0.1) (0.9)

Income before Tax 12.5 (12.9) (18.2)

Net Profit 7.6 (12.9) (17.4)

* FY03 includes Mar. 31, 2003

(The company was incorporated on the day.)

For those unrealized gain/loss fixed through hedging transaction, the fixed gain/loss is reflected.

Unrealized gain/loss is calculated based on the average price in a book-closing month.

Balance in Mar.04 includes the newly set Yen 68.6 bil of specified money trust from UFJ Bank and UFJEI Balance in Sept.04 includes the newly purchase of Yen 137.7 bil from UFJ Bank

Shares sold (Book value)

Hedge ratio

(Based on market value in Sept. 04)

Yen 16.9 bil.

32%

UFJ Trust Equity

(UFJ Trust Bank 100% Subsidiary)

As of

(Yen bil.) Mar. 04 Sept. 04 Change

Incorporation

Book Value 56.7 141.1 128.1 (13.0)

Market Value 55.2 145.8 136.6 (9.2)

Unrealized Gain/Loss (1.4) 4.6 8.5 3.9

Result FY04

1H

(Yen bil.) FY03 * Plan

FY04

Business Profit 0.1 0.1 0.0

Profit on Shares Sold 0.3 0.2

Off-balance Sheet Transactions (0.6) (0.6)

Dividend 0.7 0.7

Administration Expenses

(0.3) (0.2)

(Including Registration & License Tax)

Other Expenses (Interest Paid, etc) 0.0 (0.1) (0.2)

Income before Tax 0.0 0.0 (0.2)

Net Profit 0.0 0.0 (0.2)

* The company was incorporated on Nov.11, 2003.

For those unrealized gain/loss fixed through hedging transaction, the fixed gain/loss is reflected. Unrealized gain/loss is calculated based on the average price in a book-closing month.

After incorporation, shares with market value of Yen 86.5 bil. was transferred from UFJ Trust.

Shares sold (Book value)

Hedge ratio

(Based on market value in Sept. 04)

Yen 12.0 bil.

37%

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 26

Equity Capital

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 27

BIS Capital Ratio (International Standard)

(Yen bil.)

Sept. 30, 2004 Mar. 31, 2004 Sept. 30, 2003

UFJ Holdings UFJ Bank UFJ Trust UFJ Holdings UFJ Bank UFJ Trust UFJ Holdings UFJ Bank UFJ Trust

Total Capital 4,288.2 3,957.4 330.4 4,268.6 3,500.3 532.6 5,121.0 4,521.0 486.9

Tier 1 2,203.9 2,021.1 245.6 2,175.2 1,789.0 361.0 2,812.6 2,422.5 323.6

Capital Stock 1,000.0 1,233.5 280.5 1,000.0 843.5 280.5 1,000.0 843.5 280.5

Capital Surplus 1,233.7 864.3 57.6 1,233.7 806.1 57.6 1,233.7 806.1 57.6

Retained Earnings (1,446.0) (756.7) (91.8) (774.9) (537.0) 32.0 (184.2) (22.7) 25.5

Unrealized Losses on AFS - - - - - (8.3) - - (39.8)

Others 1,416.2 680.0 (0.8) 716.4 676.3 (0.8) 763.1 795.5 (0.3)

Tier 2 2,159.1 2,006.8 169.2 2,175.2 1,789.0 175.9 2,387.0 2,173.8 167.2

Excess of AFS Revaluation after 55% Discount 115.3 110.5 1.5 137.2 140.6 - 103.0 122.9 -

Excess of Land Revaluation after 55% Discount 84.2 75.5 8.7 85.4 76.6 8.7 90.3 81.4 8.8

Subordinated Loans (bonds) 1,618.8 1,530.9 115.4 1,671.8 1,586.2 116.0 1,630.2 1,530.1 104.0

General Reserve for Loan Losses 540.0 492.7 43.5 577.3 523.1 51.1 563.4 509.1 54.4

Deductions 74.8 70.5 84.3 81.9 77.7 4.3 78.6 75.3 3.9

Risk-weighted Assets 43,207.7 39,419.1 3,480.9 46,185.9 41,849.9 4,138.2 45,074.6 40,733.6 4,353.0

Capital Ratio (%) 9.92% 10.03% 9.49% 9.24% 8.36% 12.87% 11.36% 11.09% 11.18%

Tier 1 Ratio (%) 5.10% 5.12% 7.05% 4.70% 4.27% 8.72% 6.24% 5.94% 7.43%

While UFJ Trust (domestic standard:8.82%) adopts the domestic standard, the international standard is applied to the calculations of the figures given here.

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 28

Capital Amounts & Risk-weighted Assets

Change of capital amounts

Tier1 : Yen 2,203.9 bil. (+Yen 28.6 bil. from Mar. 04)

<Breakdown of changes>

Decrease in retained earnings due to net loss : -Yen 674.2 bil.

Capital injection from MTFG: +Yen 700.0 bil.

Tier2 : Yen 2,159.1 bil. (-Yen 16.1 bil. from Mar. 04)

Risk-weighted assets

Risk-weighted assets: Yen 43.2 tril. (-Yen 2.9 tril. from Mar. 04)

<Breakdown of changes*>

Loans: -Yen 2,685.2 bil.

Securities: -Yen 2,055.5 bil.

JGB (risk weight 0): -Yen 2,062.8 bil.

Off-balance transactions: +Yen 631.8 bil.

Includes commitment lines, credit derivatives, etc.

Off-balance transactions: change in risk-weighted asset

Other items: change in book value on consolidated balance sheet

Changes of Risk-weighted Assets by Business Line

(Yen tril.)

Retail

SME

Large-scale Corp.

Problem Loans + Large borrowers

Global Banking & Trading

Others of UFJ

Bank

UFJ Trust

Mar. 02

Mar. 03

Mar. 04

Sept. 04

0

2

4

6

8

10

12

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 29

Deferred Tax Assets

(Yen bil.)

	Sept. 04			Mar. 04			Sept. 03		
	UFJHD (Consolidated)	UFJ Bank (Non-consolidated)	UFJ Trust (Non-consolidated)	UFJHD (Consolidated)	UFJ Bank (Non-consolidated)	UFJ Trust (Non-consolidated)	UFJHD (Consolidated)	UFJ Bank (Non-consolidated)	UFJ Trust (Non-consolidated)
Subtotal	2,559.1	2,127.7	288.5	2,361.2	1,980.8	259.5	2,206.4	1,768.8	279.2
Reserve for Credit Losses	1,234.1	1,024.4	82.6	1,228.1	1,013.4	47.3	1,012.5	735.6	67.6
Loss Carryforwards	785.8	524.8	146.5	820.5	576.6	159.6	843.8	644.1	134.5
Revaluation Loss on Securities	290.0	240.9	45.0	174.0	125.0	43.2	207.1	145.1	55.8
Reserve for Employee Retirement Benefits	32.4	25.9	1.7	30.3	23.5	1.4	28.0	22.5	0.5
Net Unrealized Gain(Loss) on Available-for-sale Securities, Net of Taxes	1.4	-	1.4	4.3	-	4.2	16.8	-	16.9
Stock of Affiliated Company Acquired through Corporate Split	-	149.1	-	-	149.1	-	-	149.1	-
Reserve for Losses on Securities	56.0	54.5	1.1	22.2	21.9	-	1.4	1.0	-
Others	159.1	107.8	9.9	103.9	92.9	3.6	98.0	72.1	3.6
Valuation Allowance	(1,192.4)	(957.4)	(126.4)	(755.1)	(623.6)	(55.3)	(562.3)	(392.5)	(56.3)
Total	1,366.7	1,170.3	162.1	1,606.0	1,357.1	204.2	1,644.1	1,376.2	222.9
Deferred Tax Liabilities	(160.7)	(125.3)	(7.3)	(210.2)	(183.1)	(8.5)	(190.2)	(160.3)	(8.4)
Net Unrealized Gain(Loss) on Available-for-sale Securities, Net of Taxes	(84.6)	(57.8)	-	(125.4)	(108.8)	-	(108.6)	(89.1)	-
Gain from Contribution of Securities to Employee Retirement Benefit Trust and Others	(76.1)	(67.5)	(7.3)	(84.7)	(74.3)	(8.5)	(81.5)	(71.2)	(8.4)
Net Deferred Tax Assets	1,205.9	1,044.9	154.7	1,395.7	1,173.9	195.6	1,453.8	1,215.8	214.5

UFJ Holdings Financial Results for Interim Period ended Sept. 2004 Data Book 30

Basis for Calculation of Deferred Tax Assets

Adopted the example category of Note 4 defined in the Auditing Committee Report No.66

- Posted taxable income every year in the past excluding the effect of extraordinary causes

<Taxable Income>

UFJ Bank (Yen bil.)

Mar. 00 Mar. 01 Mar. 02 Mar. 03 Mar. 04 Sept. 04(reference)

Taxable Income on a Corporate Tax Declaration Basis 510.1 (12.4) 136.2 (1,597.5) 368.5 121.4

Taxable Income after Consideration of Extraordinary Causes 593.0 65.0 204.6 73.0 607.3 448.3

UFJ Trust (Yen bil.)

Mar. 00 Mar. 01 Mar. 02 Mar. 03 Mar. 04 Sept. 04(reference)

Taxable Income on a Corporate Tax Declaration Basis (74.4) (60.0) 72.3 (181.4) (107.2) 32.1

Taxable Income after Consideration of Extraordinary Causes 44.9 57.2 76.1 33.0 27.4 42.1

<Main extraordinary causes>

Losses caused by merger and streamlining of former Sanwa Bank and Tokai Bank

Losses caused by law requiring banks to reduce their equity holdings proclaimed in Nov. 01

Losses caused by Government’s Economic Measures announced in Apr.01 (including “2-Year/3-Year Rule” and “50%/80% Rule”)

Losses caused by disposal of problem loans in accordance with “Program for Financial Revival” announced in Oct. 02

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 31

Basis for Calculation of Deferred Tax Assets

Within the limits of estimated taxable income before adjustments over next 5 years,

scheduling the resolution of temporary differences

UFJ Bank

Calculation process of deferred tax assets

Forecast of Future Taxable Income (next five years)

Business Profit before Net Transfer to General Reserve

3,297.5

Income before Income Taxes 1,888.1

Adjustment for Taxable Income 924.1

Estimated Taxable Income 2,812.3

UFJ Trust

Forecast of Future Taxable Income (next five years)

Business Profit before Net Transfer

382.3

to General Reserve

Income before Income Taxes 309.4

Adjustment for Taxable Income 72.6

Estimated Taxable Income 382.0

(Yen bil.)

Sept. 30, 2004 Sept. 30, 2004

Temporary Deferred Tax

Difference Assets

Future Deductible Temporary Difference (a) 3,943.2 1,602.9

Reserve for Credit Losses 2,520.0 1,024.4

Write-off of Securities 592.8 240.9

Reserve for Employee Retirement Benefits 63.7 25.9

Others 766.7 311.7

Loss Carryforwards (b) 1,291.1 524.8

Future Taxable Temporary Difference (c) (166.0) (67.5)

Gain from Contribution of Securiities to

(95.2) (38.7)

Employee Retirement Benefit Trust

Others (70.8) (28.8)

Net Unrealized Gain (Loss) on Available-for-sale Securities (d) (142.3) (57.8)

Total Temporary Difference (a+b+c+d) (e) 4,926.0 2,002.4

Temporary Difference which cannot be scheduled (f) (2,355.3) (957.4)

Deferred Tax Assets (e+f) 2,570.7 1,044.9

Sept. 30, 2004 Sept. 30, 2004

Temporary Deferred Tax

Difference Assets

Future Deductible Temporary Difference (a) 347.2 140.6

Reserve for Credit Losses 204.1 82.6

Write-off of Securities 111.3 45.0

Reserve for Employee Retirement Benefits 4.2 1.7

Others 27.5 11.1

Loss Carryforwards (b) 361.7 146.5

Future Taxable Temporary Difference (c) (18.2) (7.3)

Gain from Contribution of Securiities to

(17.1) (6.9)

Employee Retirement Benefit Trust

Others (1.0) (0.4)

Net Unrealized Gain (Loss) on Available-for-sale Securities (d) 3.5 1.4

Total Temporary Difference (a+b+c+d) (e) 694.2 281.1

Temporary Difference which cannot be scheduled (f) (312.1) (126.4)

Deferred Tax Assets (e+f) 382.0 154.7

Estimated > taxable income

Temporary Difference which can be scheduled

Judging deferred tax assets as collectable

<Deferred Tax Assets>

Temporary Difference which can be scheduled x

Effective Tax Rate

<Valuation Allowance>

Temporary Difference which cannot be scheduled x Effective Tax Rate

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 32

Actions toward Improvement of Profitability

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 33

Earnings by Business Line (1)

(combined for subsidiary banks, UFJSP, UFJEI and UFJTE)

<Subsidiary Banks, Non-consolidated>

Initial Plan Plan

1H FY04 1H FY03 Change

1H FY04 FY04

Gross Operating Profit

UFJ Bank 588.8 636.7 (47.9) 596.5 1,132.0

Retail Banking 141.3 137.4 3.9 139.4 291.6

Corporate Banking 268.2 256.4 11.8 269.3 542.9

Global Banking and

84.2 87.7 (3.6) 82.8 170.2

Trading

Others 95.1 155.2 (60.1) 104.9 127.4

Corporate Advisory G.* 43.3 57.4 (14.1) 49.6 80.6

Yen Denominated

82.5 125.8 (43.3) 71.6 112.2

Bond Investment

UFJ Trust 74.3 79.4 (5.1) 77.5 161.0

Combined 663.1 716.2 (53.1) 674.0 1,293.0

(Yen bil.)

Gross Operating Profit

300

250

256.4

268.2

1H FY03

1H FY04

200

150

100

50

0

155.2

84.2

137.4

141.3

95.1

79.4

87.7

74.3

Retail Banking

Corporate Banking

Expenses

Global Banking & Trading

Others

UFJ Trust

*Figures of Corporate Advisory Group is provisional, because main mission of the group is revitalization of troubled companies and disposal of problem loans

Combined 268.3 285.2 (16.8) 291.0 548.0

(Yen bil.)

Business Profit

Business Profit (“Gyomu jun-eki”)

200

150

100

50

0

UFJ Bank 356.4 390.9 (34.5) 345.0 660.0

Retail Banking 35.0 30.0 5.1 32.1 82.4

Corporate Banking 167.9 155.1 12.8 168.8 343.9

Global Banking and

60.6 64.0 (3.4) 58.0 122.5

Trading

Others 92.9 141.9 (49.0) 86.2 111.2

UFJ Trust 38.2 40.0 (1.7) 38.0 85.0

Combined 394.7 431.0 (36.2) 383.0 745.0

155.1

167.9

1H FY03

1H FY04

141.9

60.6

92.9

64.0

30.0

35.0

40.0

38.2

<Holdings Consolidated>

Retail Banking

Corporate Banking

Ordinary Profit (474.8) 136.3 (611.1) 170.0 (530.0)

Global Banking & Trading

Others

UFJ Trust

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 34

Earnings by Business Line (2)

(combined for subsidiary banks, UFJSP, UFJEI and UFJTE)

Solid performance in core businesses, while market income declined

Non-interest Income

(Yen bil.)

300

200

100

0

Trust Business

716.2

146.5

36.8

178.3

354.6

Gross Operating Profit (Combined)

663.1

89.8

40.2

197.4

47.5

32.0

34.1

134.3

58.9

38.9

42.3

646.1

57.7

44.5

203.4

Global Banking & Trading

629.9

335

57.7

25.9

30.7

119.6

30.5

35.2

129.5

287

42.0

Retail Banking

Corporate Banking*

* Including Corporate Advisory Group

134.5

206.4

1H FY03

2H FY03

1H FY04

2H FY04

(Plan)

(Yen bil.)

Interest Income on Loan and Deposit

400

340.5

335.7

27.8

12.5

123.8

190.5

Trust Bank

Global Banking & Trading

Retail Banking

Corporate Banking*

* Including Corporate Advisory Group

23.8

12.8

122.9

176.2

332.3

204

131

125.5

300

26.4

12.5

123.5

178.1

200

1H FY03

2H FY03

1H FY04

2H FY04

(Plan)

100

0

Others (Market income, etc.)

173.4

Non-interest Income

Trust Business

Interest income on loan and deposit

1H FY03

2H FY03

1H FY04

2H FY04

(Plan)

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 35

UFJ Bank / Retail Banking

(Yen bil.)

Initial Plan Plan

<Non-consolidated> 1H FY04 1H FY03 Change

1H FY04 FY04

Gross Operating Profit 141.3 137.4 3.9 139.4 291.6

Interest Income 122.9 123.8 (0.9) 123.1 246.4

Loans & Bills Discounted 94.5 91.0 3.6 95.3 189.4

Deposits 28.3 32.8 (4.5) 27.8 57.1

Non-interest Income 35.2 30.7 4.6 35.0 77.2

Commissions 23.5 22.3 1.1 23.4 49.3

ATM Related 16.8 14.8 2.0 16.4 33.9

Forex etc 3.1 3.0 0.1 3.2 6.9

Foreign Currency Deposit 1.2 1.4 (0.2) 1.6 3.0

Sales of Investment Products* 8.7 5.3 3.4 8.4 21.1

Internal Transaction, Dividend

(16.8) (17.0) 0.2 (18.7) (32.1)

Received, etc.

Expenses (minus) 106.3 107.5 (1.2) 107.3 209.2

Business Profit 35.0 30.0 5.1 32.1 82.4

*Investment trust, variable annuity, foreign currency deposit with derivatives, etc.

<Consolidated>

(Yen tril.)

Retail Loans

11

1.89%

9.6

2.0%

1.8%

1.6%

1.4%

10

9

8

7

6

1.86%

9.9

1.82%

10.4

1.78%

10.7

5

1H FY03

2H FY03

1H FY04

2H FY04

(Plan)

Loan (avg. balance)

Loan spread

(Yen tril.)

Retail Deposits

25

20

15

10

5

9.6

9.4

9.2

8.9

13.8

13.5

13.8

14.0

Gross Operating Profit 199.5 190.3 9.2 198.6 412.9

Expenses (minus) 151.6 150.2 1.4 152.9 303.0

Business Profit 47.9 40.1 7.8 45.7 109.9

1H FY03

2H FY03

1H FY04

2H FY04

(Plan)

Time Deposit (avg. balance)

Demand Deposit (avg. balance)

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 36

UFJ Bank / Retail Banking : Interest Income from Loans

UFJ

Income from loans increased by Yen 3.6 bil. from Sept. 03 in the middle of severe price competition in housing loans

(Yen bil.)

	1H FY04	1H FY03	Change	Initial Plan 1H FY04	Plan FY04
Interest Income from Loans	94.5	91.0	3.6	95.3	189.4
Housing Loans	57.4	51.5	5.9	57.6	114.4
Consumer Loans	12.6	12.0	0.6	13.0	26.9
Apartment Loans	10.8	11.4	(0.6)	11.1	21.3
Normal Loans	5.5	6.5	(1.0)	5.6	10.6
Others	8.2	9.5	(1.2)	8.1	16.0
Loans(ave. balance Yen tril.)	10.4	9.6	0.8	10.5	10.5
Spread (%)	1.82	1.89	(0.07)	1.82	1.80

1H FY04 Results

- Steady growth in loan balance even though the new loan extension was less than the plan
- Loan spread decreased due to harsh price competition

2H FY04 Business Strategy

- Strengthen ties with housing developers and corporate customers to increase housing loans
- Start new service on ACM* for new customers granting unsecured loans on the same day of application (from Oct. 04)
- Spread on housing loans expects to continue to decrease, while raising interest in consumer loans.(from Nov. 04)

* ACM : Automated Consulting and Contract Machine (TV Counter)

Retail Loans



(Yen tril.)
8
6
4
2
0
9.47
9.68
9.87
10.61(%)
1.95
1.94
1.93
1.89
1.65
1.63
1.59
1.54
1.62
1.60
1.56
1.49
1H FY03
2H FY03
1H FY04
2H FY04 (Plan)
Housing loans (avg. balance)
Apartment loans (avg. balance)
Card loans (avg. balance)
Others (avg. balance)
Housing loans (spread)
Apartment loans (spread)
Card loans (spread)
Others (spread)

UFJ Holdings Financial Results for Interim Period ended Sept. 2004 Data Book 37

UFJ Bank / Retail Banking : Housing Loans

Strengthen housing loan as a core income source in retail business

Further strengthen relations with housing developers, expand housing loan office to local areas

Opened 3 new offices in the 1st half of FY04, increasing local offices to 14 (total of 125 offices nation wide)

Expand sales channels such as tie-up with corporate customers, outbound telephone sales, and TV window, etc.

Cultivate new customers through effective marketing and reinforced risk management ability

(Yen tril.)

Housing Loans (UFJ Bank)

Housing Loan Offices and Sales Force

(Bar: Loan Office / Line: Sales Person)

(# of Loan Offices)

(# of Sales Person)

1.0

0.9

0.8

0.7

0.6

0.5

0.4

0.3

0.2

0.1

0.0

140

120

100

80

60

40

20

0

250

200

150

100

50

0

0.13

0.11

0.72

7

38

27

57

9

38

27

57

11

38

27

57

14

35

25

51

0.27

0.09

0.46

0.03

0.09

0.62

0.01

0.10

0.58

012

0.75

5

31

18

49

0.13

0.65

0

23

12

30

2

26

13

39

0.02

0.11

0.37

0.14

0.39

0.75

1H 01

2H 01

1H 02

2H 02

1H 03

2H 03

1H 04

Sept.01

Mar.02

Sept.02

Mar.03

Sept.03

Mar.04

Sept.04

Loan Purchase

New Loans via Other Route

2H 04

(Plan)

Tokyo Metro. Area

Nagoya Metro. Area

Osaka Metro. Area

Regional Cities

Tokyo Metro. Area

Nagoya Metro. Area

New Loans via Contractors

Osaka Metro. Area

Regional Cities

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 38

UFJ Bank / Retail Banking : Non-interest Income

Non-interest income increased mainly due to sales of investment products and ATM related fees

(Yen bil.)

Initial Plan Plan

1H FY04 1H FY03 Change

1H FY04 FY04

Non-interest Income 35.2 30.7 4.6 35.0 77.2

Commissions 23.5 22.3 1.1 23.4 49.3

ATM Related 16.8 14.8 2.0 16.4 33.9

Forex, etc. 3.1 3.0 0.1 3.2 6.9

Foreign Currency Deposit 1.2 1.4 (0.2) 1.6 3.0

Sales of Investment Products* 8.7 5.3 3.4 8.4 21.1

*Investment trust, variable annuity, foreign currency deposit with derivatives, etc. Exclude sales to owner of corporate customers (Yen 0.75 bil. for 1H FY04)

(Yen bil.)

ATM Related Fees

20

15

Alliance with other banks, convenience stores (net fee)

Overtime fee

1.6

2.7

5.0

7.4

2.1

2.7

5.2

1.3

2.4

3.8

7.3

1.4

2.6

4.3

7.3

10

5

7.1

0

1H FY03

2H FY03

1H FY04

2H FY04 (Plan)

1H FY04 Results

ATM related fees increased as a result of enhanced customer convenience

# of Allianced consumer finance companies for cashing service increased to 57(Sept.04) from 53(Mar. 04) Improved ATM functions (expand off-time operation hour, accepting deposits at off office hour)

Good sales of equity investment trust, increase in the balance

Income from Sales of Investment Products, etc.

(Yen bil.)

14

0.4

0.6

6.3

12

10

8

6

4

2

0

Investment Trust Derivatives

Variable annuity Others

0.2

0.1

0.5

0.6

0.1

2.4

5.7

0.9

2.2

1.1

2H FY04 Business Strategy

Aiming to drastically increase the sales of investment products, mainly variable annuity, through Introduction of new IT sales support systems

3.2

4.4

5.1

1H FY03

2H FY03

1H FY04

2H FY04

(Plan)

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 39

UFJ Bank / Retail Banking : Non-interest Income

Steady increase in sales of investment products

Strengthen product lineup and sales support system

Product Lineups : Number of products 96, increased by 12 from Mar. 04

(variable annuity +2, investment trust +6, foreign currency deposits +4)

Sales Forces : Hiring talented financial planners, introducing sales support systems (Planed in 2H of FY 04)

New Market : Financial planners to approach business owners in cooperation with 198 corporate offices

(Yen bil.)

Sales of investment products

(Yen bil.)

Investment trust outstanding for retail customers (end balance)

(Yen bil.)

300

200

100

0

1,000

800

600

400

7

6

5

4

3

2

1

274.0

176.0

263.1

203.3

65.8

6.4

220.5

218.4

70.8

270.0

237.0

180.0

51.2

57.1

146.3

134.5

54.1

4.9

71.4

57.6

3.6

108.2

97.0

2.3

2.5

603.5

676.8

798.5

32.4

40.6

200

0

536.5

527.5

0

1H FY02

2H FY02

1H FY03

2H FY03

1H FY04

2H FY04 (Plan)

Sept.02

Mar.03

Sept.03

Mar.04

Sept.04

Variable annuity

Stock related inv. Trust

Derivatives

Stock related

Others

Income

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 40

UFJ Bank / Retail Banking :

Improving Profitability of Mass Sector

Steady increase of customer base and effective cross selling

Gross operating profit has caught up with expenses in mass-retail sector

GOP(1H04): Yen 111.8 bil. (+Yen 9.6 bil. from 1H03)

Profitability by Sub-Unit (Consolidated)

No. of customers are non-consolidated at term end

<FY02>

300

250

200

150

Customer base is expanding thanks to UFJ24 effect Measures to improve profitability per customer make good progress

(Yen bil.)

150

125

<1H of FY04>

<FY05 Plan>

GOP

Expenses

300

250

200

150

100

50

-

Expenses(1H04): Yen 111.9 bil. (+Yen 2.8 bil. from 1H03)

100

75

50

25

Restructuring of branch offices by FY03 took effect

Expenses increasing due to business expansion such as in UFJ24 and Mobit

Improving convenience of customer channel by promotion of UFJ24 st stage: Significant expansion of 24 hour ATMs, etc. (Sept. 03) nd stage: Innovation in services at the counter, etc. (Apr. 04) 3rd stage: Improved function of ATM, etc. (Oct. 04)

Obtained high reputation from customers

Ranked 1st in “Customer service, Counter service, Business hours”

Source: “Survey for evaluation of Financial institution” – by Nihon Keizai Shinbun (Oct.5, 2004)

Fully committed to improvement of profitability per customer

Customers .49 mil.

Customers 14.53 mil.

Mass-Retail

100

50

-

Customers 0.12 mil.

Prime Customers

Customers 14.29 mil.

Mass-Retail

Customers 15.1 mil.

Mass-Retail

-

Housing Loan

Rate of Successful Cross Selling at Account Openings

60%

50%

40%

30%

20%

10%

0%

Jan.02

“UFJ24” Start

Jul.02

Jan.04

Measures targeted to certain segment of customers

Small AuM: Emphasis on cross selling at account openings Large AuM: Focus on sales of investment products

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Jan.03

Jul.03

Jul.04

UFJ Card contracted UFJ Direct contracted Card loan applied

Data Book 41

UFJ Bank / Corporate Banking

(Yen bil.)

Initial Plan Plan

<Non-consolidated> 1H FY04 1H FY03 Change

1H FY04 FY04

Gross Operating Profit 268.2 256.4 11.8 269.3 542.9

Interest Income 142.4 146.3 (4.0) 149.0 286.4

Loans & Bills

116.5 122.6 (6.1) 123.9 236.2

Discounted

Deposits 25.9 23.8 2.2 25.1 50.2

Non-interest Income 124.2 110.2 14.0 120.0 254.0

Domestic

46.1 40.3 5.8 45.1 94.7

Commissions

Forex 14.2 13.9 0.3 14.0 28.6

Investment Banking 36.1 34.0 2.1 35.5 76.1

Derivatives 25.2 20.1 5.1 23.1 49.7

Internal Transaction, etc. 1.7 (0.1) 1.7 0.3 2.5

Expenses (minus) 100.4 101.3 (1.0) 100.5 199.0

Business Profit 167.9 155.1 12.8 168.8 343.9

<Consolidated>

Gross Operating Profit 278.4 263.7 14.7 273.2 563.8

Expenses (minus) 106.2 106.3 (0.1) 106.7 211.1

Business Profit 172.2 157.4 14.9 166.4 352.7

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

(Yen tril.)

Corporate Loans

(avg. balance)

30

1.44%

1.13%

0.81%

1.24%

1.5

5.2

13.1

1.25%

1.3

5.5

12.8

1.28%

1.21%

1.1

5.8

13.3

20

10

0

09

5.7

13.7

0.50%

1H FY03

2H FY03

1H FY04

2H FY04

(Plan)

Corporations (avg. bal.) Under monitor

Public/Related (avg.bal.) Corporations (spread)

Loans under management of Corporate Advisory Group (avg. bal. of Yen 5.1 tril. for Sept.04) are not included.

(Yen tril.)

20

Corporate Deposits

(avg. balance)

17.4

17.2

18.2

16.8

15

10

5

0

1H FY03

2H FY03

1H FY04

2H FY04

(Plan)

Data Book 42

UFJ Bank / Corporate Banking : Interest Income from Loans

Loan outstanding started to pick up, loan spread declined

Loan Outstanding/Spread by Region

2H FY04 Business Strategy

<Corporate Banking>

(Yen bil.)

Initial Plan Plan

1H FY04 1H FY03 Change

1H FY04 FY04

Interest income 116.5 122.6 (6.1) 123.9 236.2

Large scale

29.5 31.4 (1.9) 31.6 58.4

companies(a)

Small and medium-

50.8 50.4 0.4 57.2 109.2

sized companies(b)

Public, related, others 25.2 25.7 (0.5) 23.5 48.2

Under monitor 11.0 15.1 (4.2) 11.6 20.5

Loans (avg. bal. Yen tril.) 20.2 19.9 0.3 20.6 20.2

Spread (%) 1.16 1.23 (0.07) 1.20 1.17

Core customers* 1.21 1.24 (0.03) 1.28 1.25

* Core customers consists of large scale (a) and small and medium sized (b) companies

<Corporate Advisory Group>

(Exclude UFJSP)

Interest income from

33.6 42.8 (9.1)

loans

Loans (avg. bal. Yen tril.) 5.1 6.2 (1.2)

Spread (%) 1.32 1.37 (0.05)

1H FY04 Results

Average loan outstanding started to increase boosted by SMEs Loans spread decreased

Effectively utilize scoring model to expand loans to SMEs Extend advanced schemes such as project finance

(Yen tril.)

6

5

4

3

2

1

0

1.48

1.42

1.33

0.89

1.44

1.41

1.32

0.90

1.41

1.39

1.31

0.84

0.6

1H FY03

2H FY03

1H FY04

Eastan Japan (Ave.) Western Japan (Ave.) Eastan Japan (SP) Western Japan (SP)

Central Japan (Ave.) 3 Main Offices (Ave.) Central Japan (SP) 3 Main Offices (Ave.)

Excluding Head Offices (avg. bal. of Yen 4.5 tril.)

Excluding Corporate Advisory Group (avg. bal. of Yen 5.1 tril.)

Note: Tokyo, Nagoya and Osaka main branches does not represent areal features, so that presented as “3 Main Offices” altogether

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 43

UFJ Bank / Corporate Banking : Non-interest Income (1)

High level of fee income from Settlement, investment banking and derivatives

- Targeting SME market utilizing know-how gained from business with large corporations

(Yen bil.)

Initial Plan Plan

1H FY04 1H FY03 Change

1H FY04 FY04

Non-interest Income 124.2 110.2 14.0 120.0 254.0

Domestic

46.1 40.3 5.8 45.1 94.7

Commissions

Forex* 14.2 13.9 0.3 14.0 28.6

Investment Banking &

36.1 34.0 2.1 35.5 76.1

Securities

Derivatives** 25.2 20.1 5.1 23.1 49.7

*Approx. 87%(Sept. 04) and approx. 84%(Sept. 03) of overall corporate forex income (split with Global Banking Division)

**60% of overall income from domestic derivatives(40% are posted under Global Banking Division)

1H FY04 Results

Standardized products for SMEs contributed to keep high level of non-interest income

2H FY04 Business Strategy

Offer new and/or small lot products to SMEs Expand flexible settlement/forex service through internet

Domestic Commissions

(Yen Bil.)

50.0

40.0

30.0

20.0

10.0

0.0

3.5

3.7

4.7

5.5

23.0

4.2

5.7

5.1

6.0

24.1

4.3

6.2

5.1

6.1

24.4

48.6

1H FY03

2H FY03

1H FY04

2H FY04 (Plan)

Money transfer

Standing order to debit Others

EB related Loan related

Investment Banking Business

(Yen bil.)

40

30

20

10

0

4.3

6.1

4.2

19.4

5.4

7.4

8.7

18.1

4.6

7.7

6.6

17.2

5.2

7.8

8.1

19.0

1H FY03

2H FY03

1H FY04

2H FY04 (Plan)

Privately-placed bond Securitization

Syndicated loans Others

Derivatives

(Yen bil.)

30

20

10

0

0.8

3.5

9.0

6.9

0.5

4.7

11.5

10.5

0.2

3.3

15.1

6.5

0.5

3.9

12.0

8.1

1H FY03

2H FY03

1H FY04

2H FY04 (Plan)

Liability related Asset related

Forex related Others

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 44

UFJ Bank / Corporate Banking : Non-interest Income (2)

Reinforcing sales to SMEs by offering standardized products in smaller lots

Derivatives

(Yen bil.)

Settlement Service Fee & Electric Banking

(Thousand Contracts)

(Yen tril.)

25 20 15 10 5 0

Settlement Service Fee(large firms) Settlement Service Fee(SMEs) EB New Contract(large firms) EB New Contract(SMEs)

15.65

14.39

16.0

12.0

8.0

4.0

0.0

3

2

Notional Principal(large firms) Notional Principal(SMEs) No. of Transactions(large firms) No. of Transactions(SMEs)

(Thousand Contracts)

8

6

4

2

0

5.9

6.4

6.4

1.6

8.82

4.7

1.2

5.62

0.74

1

1.4

1.5

0.84

1.03

0.96

2H FY02

1H FY03

2H FY03

1H FY04

(No.of arrangements)

2H FY02

1H FY03

2H FY03

1H FY04

(Yen Tril.)

Syndicated Loans

Privately Placed Bonds

(Yen bil.)

(Thousand Contracts)

2.0

1.5

Amount Arranged(large firms) Amount Arranged(SMEs) No. of Arrangement(large firms) No. of Arrangement(SMEs)

180

112

200

160

120

80

40

0

173

106

39

90

1.0

90

78

0.5

0.0

400

300

200

100

0

1.72

2.0

1.5

1.0

0.5

0.0

1.54

0.25

1H FY03

1.42

1.02

0.20

2H FY02

0.19

0.12

1H FY04

2H FY02

1H FY03

2H FY03

1H FY04

2H FY04

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 45

UFJ Bank / Global Banking & Trading

(Yen. bil.)

Initial Plan Plan

<Non-consolidated> 1H FY04 1H FY03 Change

1H FY04 FY04

Gross Operating Profit 84.2 87.7 (3.6) 82.8 170.2

Overseas Commercial Banking 27.0 22.4 4.7 28.2 52.7

Overseas Branches 18.4 17.9 0.6 18.8 34.1

Japanese Clients 10.2 10.3 (0.1) 10.9 19.9

Non-Japanese Clients 8.2 7.6 0.7 7.9 14.2

Structured Finance 6.2 4.8 1.4 6.5 14.5

Others 2.4 (0.3) 2.6 3.0 4.1

Market Related 57.1 65.4 (8.2) 54.6 117.4

Trading 23.0 26.0 (3.1) 27.0 50.0

Market Making 18.6 17.5 1.1 18.0 38.6

Proprietary Trading 4.4 8.5 (4.1) 9.0 11.4

Banking 17.2 25.4 (8.2) 13.0 33.2

Derivatives & Foreign Exchanges 19.5 16.9 2.6 17.9 38.0

Commissions, Taxes and Others (2.3) (2.7) 0.4 (3.0) (5.3)

Expenses (minus) 23.6 23.8 (0.2) 24.9 47.6

Business Profit 60.6 64.0 (3.4) 58.0 122.5

<Consolidated>

Gross Operating Profit 90.7 98.3 (7.6) 96.0 186.1

Expenses (minus) 30.7 31.4 (0.8) 33.0 62.4

Business Profit 60.1 66.9 (6.8) 63.0 123.7

Risk Assets of Overseas Branches

(Yen tril.)

(by region)

2.0

1.5

1.0

0.5

0.0

1.40

0.79

1.42

1.60

1.22

0.87

0.82

0.85

Sept.03

Mar.04

Sept.04

Mar.05

(Plan)

China, Asia

America, Europe

Risk Assets of Overseas Branches

(Yen tril.)

(by client type)

2.0

1.5

1.0

0.5

0.0

1.34

1.38

1.35

1.10

1.16

0.84

0.86

0.92

Sept.03

Mar.04

Sept.04

Mar.05

(Plan)

Japanese

Non-Japanese

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 46

UFJ Bank / Global Banking & Trading : Overseas Commercial Banking

Enforce support for companies entering Chinese market and structured finance

(Yen. bil.)

Initial Plan Plan

1H FY04 1H FY03 Change

1H FY04 FY04

Overseas Commercial Banking 27.0 22.4 4.7 28.2 52.7

Japanese Clients 10.2 10.3 (0.1) 10.9 19.9

Non-Japanese Clients 8.2 7.6 0.7 7.9 14.2

Structured Finance 6.2 4.8 1.4 6.5 14.5

Others 2.4 (0.3) 2.6 3.0 4.1

1H FY04 Results

Japanese Business

(Yen bil.)

12

Gross operating profit by region

10.7

10

8

6

1H FY03 1H FY04

10.2

5.6

5.4

4

2.5

3.0

2

0

China

Interest income stagnated due to the sluggish loan demand and strong competition Good result in non-interest income particularly foreign exchange and derivatives in Asian market

Asia (excluding China)

America, Europa

(Yen bil.)

9.0

Structured Finance

Non-Japanese business

06

Earning assets started to increase in the 2nd half in FY03

8.0

7.0

6.0

5.0

4.0

3.0

2.0

1.0

0.0

Structured Finance

Others

Asset-based finance Trade+Project Finance

08

6.9

Steady increase due to reinforcement at oversea offices

0.2

0.3

0.9

5.1

2H FY04 Business Strategy

0.3

0.8

3.8

0.9

4.8

Expand customer base in SME / automobile industries

Improve services in trade finance

Reinforcing sales forces by appointing local stuff to key positions

Promoting borderless sales structures and strengthening risk management

1H FY03

2H FY03

1H FY04

2H FY04 (Plan)

Data Book 47

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

UFJ Bank / Global Banking & Trading : Overseas Exposure

(End balance, Yen mil.)

Sept. 04 Mar. 04 Change Sept. 03

China 159,360 134,308 25,051 107,586

Risk Monitored Loans 638 982 (343) 5,147

Hong Kong 194,077 174,958 19,119 168,282

Risk Monitored Loans 2,654 10,547 (7,892) 11,332

Indonesia 30,788 39,586 (8,799) 37,708

Risk Monitored Loans 12,105 13,341 (1,236) 17,131

South Korea 24,828 27,419 (2,592) 35,112

Risk Monitored Loans - - - -

Malaysia 33,351 21,871 11,480 29,631

Risk Monitored Loans - - - -

Singapore 60,553 49,322 11,231 58,391

Risk Monitored Loans - - - -

Thailand 45,836 46,947 (1,111) 42,910

Risk Monitored Loans 1,813 1,761 51 1,867

Asia 620,852 558,424 62,428 530,842

Risk Monitored Loans 19,551 26,631 (7,079) 36,767

Brazil 30,045 22,644 7,400 30,566

Risk Monitored Loans - - - -

Mexico 7,197 8,929 (1,732) 7,746

Risk Monitored Loans - - - -

Latin Americas 49,680 40,589 9,091 46,906

Risk Monitored Loans 2,468 25 2,443 50

North Americas 453,648 412,360 41,288 435,996

Risk Monitored Loans 12,950 15,059 (2,109) 21,531

Russia 21,848 24,860 (3,013) 19,219

Risk Monitored Loans - - - -

Europe 267,717 296,266 (28,549) 271,987

Risk Monitored Loans 1,549 1,495 54 5,204

Other Regions 81,415 84,521 (3,106) 60,393

Risk Monitored Loans - - - -

Total 1,473,313 1,392,160 81,153 1,346,124

Risk Monitored Loans 36,518 43,210 (6,692) 63,553

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 48

UFJ Bank / Market Related

Pro-active management of interest rate portfolio

Global Banking & Trading: Trading (Yen bil.)

Initial Plan Plan

1H FY04 1H FY03 Change

1H FY04 FY04

Market Related 57.1 65.4 (8.2) 54.6 117.4

Trading 23.0 26.0 (3.1) 27.0 50.0

Market Making* 18.6 17.5 1.1 18.0 38.6

Proprietary Trading 4.4 8.5 (4.1) 9.0 11.4

Foreign Currency Banking 17.2 25.4 (8.2) 13.0 33.2

Derivatives & Foreign

19.5 16.9 2.6 17.9 38.0

Exchanges**

Commissions, Taxes and Others (2.3) (2.7) 0.4 (3.0) (5.3)

* Utilizing positions from customer transactions for making profit

** 40% of profit from derivatives (60% for corporate banking & retail banking)

(Yen bil.)

Gains on Bonds

(Yen tril.)

180

150

120

90

60

30

0

16

14

12

10

13

*

9

8

6

4

2

0

FY02

FY03

FY04 (Plan)

Gains on Yen Denominated Bonds

Avg. balance of domestic bonds (right) Interest income (left) Profits and losses on bonds (left)

* No target set on the average balance of domestic bond for the flexible operation according to the market situation

Bond related Gains 82.5 125.8 (43.3) 71.6 112.2

Profits and Losses on Bonds 55.0 100.8 (45.8) 45.2 61.2

1H FY04 Results for market related businesses

Trading: market making profit increased in line with increased client derivative activities

Foreign Currency Banking Operations: managed foreign currency portfolio pro-actively, achieved profit target

1H FY04 Results for domestic bond investment

Realized capital gains, steady increase in interest income

2H FY04 Business Strategy

Focus of yen bond investment shifted from capital gains to income gains

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 49

UFJ Trust Bank

<UFJ Trust Bank and UFJTE, combined>

(Yen bil.)

Initial Plan Plan

1H FY04 1H FY03 Change

1H FY04 FY04

Gross Operating Profit 74.3 79.4 (5.1) 77.5 161.0

Trust Business 40.2 36.8 3.4 40.8 97.9

Corporate Agency 16.4 14.4 2.0 15.8 34.9

Real Estate 7.6 5.0 2.6 7.1 16.4

Asset Securitization 2.3 2.1 0.3 2.9 8.3

Pensions & Securities

8.6 10.6 (2.0) 9.7 26.0

Related

Private Client Service 5.3 4.8 0.5 5.3 12.2

Retail Banking 9.1 9.8 (0.7) 8.9 17.1

Corporate Banking 16.1 19.1 (3.0) 18.5 29.1

Others 8.8 13.7 (4.8) 9.5 17.0

Expenses (minus) 36.0 39.4 (3.4) 39.5 76.0

Business Profit 38.2 40.0 (1.7) 38.0 85.0

<Consolidated>

Gross Operating Profit 76.3 82.3 (6.0) 80.3 165.5

Expenses (minus) 37.6 41.2 (3.6) 41.0 78.2

Business Profit 38.7 41.1 (2.4) 39.2 87.3

Trust Asset

(Yen tril.)

40

30

(balance at the end of period)

37.0

33.8

36.1

20

10

0

Sept.03

Mar.04

Sept.04

(Yen bil.)

Gross Operating Profit

100

80

60

40

20

0

39.4

29.2

42.6

33.5

44.5

57.7

36.8

40.2

1H FY03

2H FY03

1H FY04

2H FY04 (Plan)

Trust related

Other than trust related

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 50

UFJ Trust Bank / Trust Related Business (1)

(Yen. bil.)

Initial Plan Plan

1H FY04 1H FY03 Change

1H FY04 FY04

Gross Operating Profit 40.2 36.8 3.4 40.8 97.9

Corporate Agency 16.4 14.4 2.0 15.8 34.9

Real Estate 7.6 5.0 2.6 7.1 16.4

Asset Securitization 2.3 2.1 0.3 2.9 8.3

Pensions & Securities

8.6 10.6 (2.0) 9.7 26.0

Related

Private Client Service 5.3 4.8 0.5 5.3 12.2

Corporate Agency

(mil. Customers)

(Companies)

1,400

1,200

1,000

800

600

835

12.4

1,126

12.7

12.8

1,186

1,237

13.5

14

1,322

884

855

13

12

11

10

9

Sept.03

Mar.04

Sept.04

Mar.05(Plan)

8

Corp. client (public) Corp. client (others)

Shareholders under admin.

Balance of Real Estate Securitization

930

2.5

(Yen tril.)

2.0

1.5

1.0

0.5

0.0

1.2

1.6

2.0

2.3

Sept.03

Mar.04

Sept.04

Mar.05(Plan)

1H FY04 Results

Corporate Agency: Hit an all-time profit record through switchover from competitors Real Estate: Profits increased for both brokerage (+ Yen 1.8 bil.) and securitization (+ Yen 0.8 bil.) due to cooperation with group companies and increasing salesperson Asset Securitization: Reinforced arrangement business contributed to profit increase Pensions & Securities: Return of substitutional portion of public pension fund decreased balance of pension asset, while oriented funds increased Transfer of administrative business of investment trust to MTBJ resulted Yen 2.1 bil. decrease in profit Private Client Service: Good sales in stock inv. trusts and insurance

2H FY04 Business Strategy

Corporate Agency: Launch new services in investor relations businesses

Real Estate: Focusing on sale of REIT to institutional investors and large sized brokerage Asset Securitization: Introducing new products on asset securitization Pensions and Securities: Set up new team for alternative investment Private Client Service: Consider to introduce trust agency system, subject to deregulation

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 51

UFJ Trust Bank / Trust Related Business (2)

Balance of Asset Securitization

(Yen tril.)

5

4

3

2

1

0

2.9

3.4

3.3

4.2

Sept.03

Mar.04

Sept.04

Mar.05(Plan)

Pension Trust (Book value basis)

(Yen tril.)

10

8

6

4

2

0

3.5

4.6

3.8

4.7

4.2

4.7

4.3

4.6

Sept.03

Mar.04

Sept.04

Mar.05 (Plan)

Corporate

Public & others

Securities under Administration

(Yen tril.)

15

10

5

0

1.6

2.0

1.9

2.1

13.6

12.6

12.4

12.6

Sept.03

Mar.04

Sept.04

Mar.05(Plan)

Independently operated designated money trust Investment trust

Testamentary Trusts

(Cases)

6,000

4,000

2,000

0

5,291

5,243

5,588

5,950

Sept.03

Mar.04

Sept.04

Mar.05 (Plan)

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 52

Trust Related Business

Catering Trust Service to the Customer Base of UFJ Bank

Corporate trust business: expand the customer base through trust agency

Private client service: Steadily reaping the benefits of coordination with UFJ Bank Consider to introduce trust agency system, subject to deregulation

(Yen bil.)

Synergy Effect

6

5

3

4

2

1

0

0.03

2.20

0.07

0.29

0.57

0.27 0.30

0.81

1.32

0.38 0.33

0.24

0.75

0.50

0.64

0.32

2.69

2.48

3.34

3.35

1H FY02

2H FY02

1H FY03

2H FY03

1H FY04

No. of Deal by Cooperation with UFJ Bank

500

400

300

200

100

0

104

32

142

41

119

47

151

90

249

104

264

122

Inheritance related

Real estate

2H FY01

1H FY02

2H FY02

1H FY03

2H FY03

1H FY04

No. of Deal by Cooperation with UFJ Bank

1,000

800

600

400

200

0

Asset securitizaion Corporate agency Pensions Real estate

Mar. 02 Started trust agency

12

121

40

107

85

91

156

101

138

153

374

413

48

70

272

129

373

216

408

123

239

180

123

119

2H FY01

1H FY02

2H FY02

1H FY03

2H FY03

1H FY04

No. of Deal by Cooperation with UFJ Bank (joint branch)

80

60

40

20

0

Inheritance related Real estate

10

8

13

5

15

7

31

11

29

13

61

17

2H FY01

1H FY02

2H FY02

1H FY03

2H FY03

1H FY04

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 53

General & Administrative Expenses

(combined for subsidiary banks, UFJSP, UFJEI and UFJTE)

Expenses decreased mainly due to reduction of headcount and employee bonuses

- Further streamlining expected while strategic investments will be made in profitable businesses

(Yen bil.)

Initial Plan Plan

non-consolidated_ 1H FY04 1H FY03 Change

1H FY04 FY04

Expenses 268.3 285.2 (16.8) 291.0 548.0

Personnel exp. 84.5 107.5 (23.0) 104.4 174.9

Non-personnel exp. 168.9 163.3 5.5 171.4 341.1

1H FY04 Results

Personnel exp.: reduction of head count, bonus cut, strict application of performance based compensation plan, -Yen 16.8 bil. compared to IH FY03

Non-personnel exp.: Strategic business investments increased expenses by Yen5.5 bil compared to 1H FY03

Domestic Branches

600

500

400

300

200

100

588

517

Reduction of overlapping branches after integration

406

398

398

Mar.98

Mar.02

Mar.03

Mar.04

Sept.04

No. of Employees

30

20

10

0

29.8

(Thou.)

24.2

22.3

20.3

20.3

Mar.98

Mar.02

Mar.03

Mar.04

Sept.04

Expenses

(Yen bil.)

360

310

260

210

160

FY97

FY98

FY99

FY00

FY01

FY02

FY03

FY04

(Plan)

Personnel exp.

Non-Personnel exp.

IT Investment

(Yen bil.)

250

200

150

100

50

0

Integration of Sanwa Bank and Tokai Bank

IT cost for integration IT investment

11.1

137.6

63.0

129.7

81.3

115.0

102.8

FY00

FY01

FY02

FY03

FY04

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 54

Consolidated Financial Results

Ordinary income of major subsidiaries and affiliates

Ordinary Income of Consolidated Subsidiaries (1)

(Yen bil.)

% of UFJH’s

1H FY04 1H FY03 Change

Ownership(2)

UFJ Tsubasa Securities 72.4% 8.7 5.9 2.8

Senshu Bank 69.9% 5.4 2.1 3.3

UFJ Card 99.9% 3.1 2.5 0.5

UFJ Partners Asset Management 100.0% 1.2 (0.2) 1.4

UFJ Asset Management 100.0% 0.2 0.1 0.1

NBL 85.0% 0.2 0.0 0.2

UFJ Business Finance 73.5% (1.8) 1.4 (3.2)

UFJ International 100.0% (1.9) 0.1 (2.1)

Ordinary Income of Affiliates Accounted for Under the Equity Method (1)

(Yen bil.)

% of UFJH’s

1H FY04 1H FY03 Change

Ownership(2)

UFJ Central Leasing 18.9% 7.5 2.3 5.1

Chukyo Bank 40.2% 4.2 2.9 1.2

kabu.com Securities 32.3% 2.5 0.9 1.6

Mobit 50.0% 0.4 0.1 0.3

(1) Before adjustment of percent of shares, Income before income tax for overseas affiliates (2) As of Sept. 30, 2004

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 55

Securities & Investment Banking (1)

<UFJ Tsubasa Securities consolidated>

(Yen bil.)

1H FY04 1H FY03 Change

Net operating Revenue 41.4 38.7 2.7

Commissions Received 25.3 21.4 3.9

Brokerage 14.5 12.8 1.7

Underwriting & Sales 3.0 1.4 1.5

Commissions from Subscription & Distribution 1.8 2.3 (0.4)

Investment Banking 3.1 2.4 0.6

Trading Profit 12.4 13.9 (1.5)

Interest & Dividends (net) 3.6 3.3 0.3

Expenses (minus) 32.9 30.4 2.4

Operating Profit 8.5 8.2 0.2

1H FY04 Results

Stock brokerage commissions increased thanks to the higher trading volume Benefited from vibrant primary market to acquire mid-sized underwriting contract Disappointing interest rate trading due to price competition and decline of volume of large institutional participants

<kabu.com Securities>

(Yen bil.)

1H FY04 1H FY03 Change

Operating Revenue 4.6 2.4 2.2

Expenses (minus) 2.1 1.2 0.8

Operating Profit 2.5 1.1 1.4

1H FY04 Results

Assets under management, No. of accounts and contracted amount increased in line with the the higher trading volume Hit an all-time profit record for the 1H, increased operating revenue by 1.9 times, operating profit by 2.3 times compared to 1H FY03

Assets under Management UFJ Tsubasa Securities

(Yen tril.)

8.0

6.0

4.0

2.0

0.0

3.9

3.1

3.6

3.5

3.2

3.5

Sept.03

Mar.04

Sept.04

Retail Assets

Others

Commissions & No. of Accounts kabu. com Securities

(Yen bil.)

5

4

3

2

1

0

(Thou.)

2.2

119

3.0

140

4.2

181

180

160

140

120

100

Sept.03

Mar.04

Sept.04

Commissions

No. of Accounts (at fiscal year end)

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 56

Securities & Investment Banking (2)

Pursue integrated business strategy across group by cooperation of bank and securities companies

- Providing securities services to bank’s customer base seizing opportunity of deregulation

<Cooperation in guidance business to securities market>

<Primary market>

Guidance business to securities market

Building a framework to discover bank’s customers needs and guide them to securities primary market by cooperation of bank and securities companies Installing designated sections for promotion at bank for listed and non-listed corporate customers, where persons in charge are trained by personnel exchanges between UFJ Bank and UFJ Tsubasa Securities

Administrative

guideline amended in Mar.04

Start of business

from Jun.04

<Secondary market>

Securities intermediation business

Legal change in

Jun.04

Start of business

from Dec.04

UFJ Bank UFJ Tsubasa Securities Retail customers

Securities Desks are installed in15 branches of UFJ Bank for full range of securities intermediation business (Expanded to 30 to 40 branches by Mar. 05) In most of the domestic manned branches, securities products except for stocks will be available by Mar. 05 Corporate customers Set up a specialized sales section in the bank’s headquarter, which is staffed by experts (partly seconded from UFJ Tsubasa)

UFJ Bank kabu.com Securities

Customers can open securities consolidated account on the spot and immediately execute transactions First of its kind in Japan, patent of the related system has been applied

UFJ Tsubasa Securities

IPO and Finance, etc.*

Personnel exchanges

UFJ Bank

IPO Desk (non-listed companies) Investment Banking Strategic Group (listed companies

*Finance: public stock offering, securities offering, CB, SB, etc.

<Cooperation in securities intermediation business> UFJ Bank – UFJ Tsubasa Securities

Retail customers

Corporate customers

Opening of securities consolidated account at UFJ Tsubasa

Trade of corporate bonds and foreign public offering bonds

Account openings

Structured bonds, etc.

Trade of domestic listed stocks, etc.

UFJ

Bank

Other branches (300 by end of Dec) to most of branches by FYE 04

Branches with Securities Desk (initially 15 offices) -> expanded to 30-40

Domestic manned branches

Call center

Internet banking UFJ Direct

Securities Intermediary Office (in HQ)

UFJ Tsubasa Securities

<Cooperation in securities intermediation business> UFJ Bank – kabu.com Securities

Customers

(1) Application of securities account

(4) Immediate account opening

(5) Immediate transaction

UFJ Bank

Internet banking UFJ Direct

(2) Customer’s ID data, etc.

(3) Immediate account opening

(6) Immediate securities intermediation transaction

kabu.com Securities

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 57

Asset Management

<UFJ Asset Management >

Initial Plan Plan

1H FY04 1H FY03 Change

1H FY04 FY04

Operating Revenue 1.1 1.2 (0.0) 1.1 2.2

Operating Expense (minus) 0.9 1.1 (0.2) 0.9 1.9

Operating Profit 0.2 0.1 0.1 0.1 0.3

1H FY04 Results

Operating profit exceeded the target due to cost reduction even though AUM decreased by Yen63.3 bil from 1H FY03

2H FY04 Business Strategy

Plan to reverse the declining AUM trend by improving investment performance

< UFJ Partners Asset Management >

(Yen bil.)

(Yen bil.)

Initial Plan Plan

1H FY04 1H FY03 Change

1H FY04 FY04

Operating Revenue 4.1 2.9 1.2 4.0 8.6

Operating Expense (minus) 3.3 3.2 0.1 3.4 6.7

Operating Profit (Loss) 0.8 (0.3) 1.1 0.6 1.9

1H FY04 Results

Equity Fund : AUM increased due to brisk sales, commission rate also improved Fixed

Income Fund : AUM decreased in low interest rate environment

2H FY04 Business Strategy

Increase AUM by establish flagship fund and by expanding sales channels to outside of UFJ group Expect weak market in fixed income funds to continue

Asset under management UFJ Asset Management

(Yen tril.)

1.5

1.0

0.5

0.0

0.57

0.68

0.57

0.67

0.54

0.63

0.52

0.61

Sept.03

Mar.04

Sept.04

Mar.05 (Plan)

Corporate

Public

Asset under management

UFJ Partners Asset Management

(Yen tril.)

2.5

2.0

1.5

1.0

0.5

0.0

0.72

1.17

0.65

1.35

0.59

0.50

2.00

1.55

Sept.03

Mar.04

Sept.04

Mar.05(Plan)

Bond related & others Equity related

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 58

Leasing

<UFJ Central Leasing (consolidated)>

(Yen bil.)

Initial Plan Plan

1H FY04 1H FY03 Change

1H FY04 FY04

Operating Revenue 15.9 14.8 1.1 16.0 32.0

Leasing* 16.4 15.7 0.7 - -

Installment Sales 3.6 3.0 0.6 - -

Other Businesses 1.4 1.3 0.1 - -

Cost for Funding (minus) 5.5 5.2 0.3 - -

Expenses (minus) 8.8 (9.5) (0.7) 9.8 18.0

Operating Profit 7.1 5.3 1.8 6.2 14.0

* Sept.03 includes figures of leasing business of UFJ Business Finance

UFJ Central Leasing established on Apr. 1, 2004

Central Leasing absorbed leasing operation of UFJ Business Finance The size of leasing asset ranked the 3rd in the industry (Yen 940 bil., consolidated), number of customers: 72,000

1H FY04 Results

Operating revenue increased due to consolidation of Shutoken Leasing Large growth in operating profit resulted from significant decline in credit cost Further strengthened 3 competitive business fields (industrial machineries, medical equipments and construction machineries)

2H FY04 Business Strategy, New mid-term business plan

Revised up 2H profit forecast

Reduce funding cost by raising ratio of market funding to bank loans Improve business efficiency by integrating IT systems within the group

Aspired to be #1 in customer satisfaction, innovativeness and business growth

Trading Assets (Consolidated)

(Sept. 04)

Loans 4.1%

Securities 0.1%

Installment 16.5%

Leasing 79.3%

Leasing Assets (Consolidated)

(Yen. bil.)

1,000

800

600

400

200

0

186.9

153.7

492.4

198.0

119.4

122.6

507.7

203.6

116.5

622.5

208.7

116.1

640.0

Sept.03

Mar.04

Sept.04

Mar.05 (Plan)

Central Leasing Shutoken Leasing

UFJ Business Finance Others

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 59

Leasing and Factoring Business

<UFJ Business Finance>

(Yen bil.)

	1H FY04	1H FY03	Change	Initial Plan 1H FY04	Plan FY04
Operating Income	3.5	3.9	(0.4)	2.0	6.9
Leasing	-	0.9	(0.9)	-	-
Factoring	3.5	3.0	0.5	2.0	6.9
Expenses (minus)	5.3	2.9	2.4	1.6	7.3
Operating Profit	(1.8)	1.0	(2.8)	0.4	(0.4)

1H FY04 Results

- Became factoring specialized company, both guarantee outstanding and operating income showed steady increase
- Operating loss was posted due to loan loss reserve for a large troubled borrower (Yen 2.6 bil)

2H FY04 Business Strategy

- Target new customers through alliance with regional banks, increase number of customers for granting guarantee with adequate risk management

- Sharpen competitive edge by concentrating resources to factoring business
  - Span off leasing business to UFJ Central Leasing in Apr. 04
  - Guarantee outstanding increased by 17.6% in the first half of FY04 Yen 55bil.(Mar.04) → Yen 64.7bil.(Sept.04)
- Secure leading position in the industry leveraging on the large customer base

<NBL>

(Yen bil.)

	1H FY04	1H FY03	Change	Initial Plan 1H FY04	Plan FY04
Operating Income	4.2	2.6	1.6	3.8	8.2
Expense (minus)	3.0	2.7	0.3	3.1	6.0
Operating Profit (Loss)	1.2	(0.1)	1.3	0.7	2.3

1H FY04 Results

- Reinforced sales activities resulted in increase in leasing volume and rates, exceeded profit target

2H FY04 Business Strategy

- Continue to expect good results in 2H. Further expand business in telecommunication market and sales of financial product to small sized companies in FY05

- Concentrating on vendor leasing for SMEs
  - Span off from Nippon Shinpan in Feb. 01
  - Became consolidated subsidiary of UFJ Bank in Jul. 01

Trading asset: Yen 273.7 bil.
No. of customer: about 370,000
No. of vender : 3,000

UFJ Holdings Financial Results for Interim Period ended Sept. 2004 Data Book 60

Credit Card / Consumer Loan Business

<UFJ Card>

(Yen bil.)

Initial Plan Plan

1H FY04 1H FY03 Change

1H FY04 FY04

Operating Income 31.4 30.2 1.2 32.5 65.1

Shopping Fee 9.5 9.1 0.4 10.1 20.0

Cash Advancement

3.9 4.0 (0.1) 4.0 7.7

Fee

Loan Interest 9.1 8.4 0.7 9.4 19.2

Interest for

1.7 1.6 0.1 1.8 3.7

Revolving Credit

Annual Membership

3.0 3.1 (0.1) 3.1 6.0

Fee

Expenses (minus) 28.6 27.9 0.7 29.5 58.9

Operating Profit 2.8 2.3 0.6 3.1 6.2

1H FY04 Results

Increased card members through UFJ Bank, under shot the profit target was missed mainly because of shopping and card loans

2H FY04 Business Strategy

Promote greater usage of shopping, cashing and card loan.

No. of Card Members & Member Stores

(Mil.)

10,000

9,000

8,000

7,000

6,000

5,000

4,000

1,540K Stores

8,670

Sept. 03

1,578K Stores

8,710

Mar. 04

1,613K Stores

8,900

Sept. 04

No. of Card Holders

No. of Member Stores

Card Loan Balance & Volume of Transactions

(Yen bil.)

150

130

110

90

70

50

747.5 bil.

Yen

127.8

Sept. 03

794.0 bil.

Yen

132.0

Mar. 04

816.0 bil. Yen

134.3

Sept. 04

Card Loan, Revolving Credit and Installment Credit, Outstanding

Aggregate Amount of Shopping and Cash Advancement

<Mobit>

1H FY04: Net Income: Yen 0.44 bil., Ordinary Profit: Yen 0.44 bil.

<Sept. 04 loan outstanding: Yen 188.6 bil., Guarantee: Yen 54.4 bil.>

Increased application via Automated Consulting and Contract Machine and Internet boosted loan balance No. of Automated Consulting and Contract Machine: 531(+31 from Mar.04)

Customers with higher annual income compared with major consumer loan companies 38.0% of new customers with annual income Yen 5 mil. or more (1H FY04)

That ratio for Promise is 20.0%

Increase high quality loans in 2H

Control balance and quality of loan portfolio by introducing new credit systems

Balance & No. of Accounts

(Yen bil.)

(Acct. thou.)

300

250

200

150

100

50

0

6.1

20.1

Mar.01

5.9

64.1

Mar.02

24.4

123.6

Mar.03

46.2

170.6

Mar.04

54.5

188.7

Sept.04

61.8

200.8

Mar.05

(Plan)

300

250

200

150

100

50

0

Guarantee outstanding (left)

Loan outstanding (left)

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 61

Management Integration with Mitsubishi Tokyo Financial Group

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 62

Background of Capital Enhancement

Decided to accept capital injection from Mitsubishi Tokyo FG, taking into account the planned merger, after thorough consideration to shareholder value

Main Considerations

A significant impairment of UFJ’s franchise value would have been expected if the capital ratio fell below 8% at interim period ended Sept. 04

UFJ strongly believes that a merger ratio comparable to SMFG’s proposal can be obtained through ongoing negotiations with MTFG

MTFG was more certain to complete a capital injection by the end of Sept. 04 than SMFG

MTFG is superior to SMFG in terms of financial soundness and asset quality, which makes MTFG better partner than SMFG to create a competitive financial institution

UFJ/MTFG combination will have more flexibility and certainty to pay back public funds than UFJ/SMFG combination

UFJ/MTFG combination will create synergy effects comparable to UFJ/SMFG combination

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 63

Description of the Preferred Shares Issued to MTFG (1)

Security: Class E Preferred Shares Series 1 of UFJ Bank

Annual Dividend: 7% (Non cumulative, No participation right)

Ranking: Dividend: pari passu with other preferred shares

Liquidation preference: senior to other preferred shares

Voting rights: General voting rights: None except as otherwise provided by law

Class voting rights: Applicable for certain matters(1)

Conversion rights: Convertible on or after Sept. 18, 2004 into 1 Class F Preferred Share

Summary of Class F Preferred Shares:

(1) Annual Dividend, Ranking and Class voting rights are the same as those of Class E Preferred Shares Series 1

(2) The Class F Preferred Shareholders have the same voting rights as those of the Common Shareholders

Agreement between MTFG in connection with the new shares:

(1) Restriction on exercising conversion right

MTFG may not exercise the conversion rights except in the occurrence of certain triggering events(2)

(2) Restriction on transfer of the shares of UFJ Bank

Neither MTFG nor UFJHD may, without prior consent of the other party, transfer any shares of UFJ Bank to a third party

(3) MTFG’s put option

MTFG may, if any of the certain events(3) occur, sell all of the Class E Preferred Shares Series 1 or Class F Preferred Shares back to UFJHD or such a party designated by UFJHD at the previously agreed price (130% of the purchase price or 100% of the purchase price plus accumulated dividends)(3)

(4) UFJHD’s call option

UFJHD have the right to purchase, or to cause such a party designated by UFJHD to purchase, all of the shares held by MTFG at the previously agreed price (130% of the purchase price) from MTFG, if certain events(4) occur

(1) Please see (1) in the page 15 (2) Please see (2) in the page 15 (3) Please see (3) in the page 15 (4) Please see (3)(a)(iv) in the page 15

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 64

Description of the Preferred Shares Issued to MTFG (2)

(1) Class voting rights

In order to approve any of the following matters with respect to UFJ Bank, a resolution of a separate meeting of the Class E Series 1 Preferred Shareholders is required to be passed, in addition to a resolution of a meeting of shareholders or the board of directors of UFJ Bank as required by law or its articles of incorporation: (i) Any amendment of UFJ Bank’s articles of incorporation; (ii) Any statutory merger, stock-for-stock exchange (kabushiki kokan), stock transfer (kabushiki iten), corporate split (kaisha bunkatsu), transfer of business (eigyo joto), or acquisition of business (eigyo yuzuriuke); (iii) Any disposition or acquisition of property of five (5) percent or more of UFJ Bank’s net assets based on its latest audited balance sheet; (iv) Any issuance of any shares of any class (except upon conversion of preferred shares), any stock acquisition rights (shinkabu yoyaku ken), or any bonds with stock acquisition rights (shinkabu yoyaku ken tsuki shasai); (v) Any reduction of stated capital, capital surplus or legal reserve; (vi) Any stock split or consolidation of shares; (vii) Any appointment or removal of directors; or (viii) Any appropriation of profit or loss.

(2) Restriction of exercise of conversion right

(a) MTFG may not exercise the conversion right unless any of the following events occurs (the “Conversion Triggering Events”) (unless MTFG otherwise agrees):

(i) Any person other than MTFG or UFJ Holdings (except for such person or company as agreed upon by MTFG and UFJ Holdings in advance) becomes a shareholder of UFJ Bank;

(ii) Any statutory merger, stock-for-stock exchange (kabushiki kokan), stock transfer (kabushiki iten), corporate split (kaisha bunkatsu) or transfer of business (eigyo joto) between UFJ Holdings and any company other than MTFG is approved either by the board of directors or at a general meeting of shareholders of UFJ Holdings; (iii) Any issuance of any new shares of any class, stock acquisition rights (shinkabu yoyaku ken) or bonds with stock acquisition rights (shinkabu yoyaku ken tsuki shasai) by UFJ Holdings is approved by the board of directors of UFJ Holdings; (iv) (A) Any person or company comes to own more than one-third (as calculated in accordance with Paragraph 4 of Article 27-23 of the Securities and Exchange Law) of UFJ Holdings’ equity securities (as defined in Paragraph 1 of Article 27-23 of the Securities and Exchange Law), including shares, stock acquisition rights or bonds with stock acquisition rights (collectively, the “UFJH Equity Securities”); or (B) a tender offer for UFJH Equity Securities commences and it is confirmed by public notice or public announcement under Paragraph 1 of Article 27-13 of the Securities and Exchange Law that a number of UFJH Equity Securities has been tendered such that the offeror and its specially related persons (as defined in Paragraph 7 of Article 27-2 of the Securities and Exchange Law) may come to own more than twenty percent (20%) (as calculated in accordance with Paragraph 8 of Article 27-2 of the Securities and Exchange Law) of the UFJH Equity Securities as a result of such tender offer; or (v) The proposal for the statutory merger or any other integration between MTFG and UFJ Holdings is not approved at any meeting of the holders of any class of UFJ Holdings’ shares (except in the event that such proposal is not also approved at a general meeting of shareholders of UFJ Holdings).

(b) If any of the Conversion Triggering Events occurs, MTFG may exercise the Conversion Right for all (but not a part) of) the Class E Preferred Shares Series 1 in accordance with the provisions of Article 222-5 of the Commercial Code upon notice to UFJ Bank of the occurrence of such Conversion Triggering Event with a reasonably detailed description thereof, in which event the conversion of all of the Class E Preferred Shares Series 1 to the Class F Preferred Shares shall take effect in accordance with the provisions of Article 222-6 of the Commercial Code.

(3) MTFG’s put option and UFJ Holdings’ call option

(a) If any of the following events occurs, MTFG shall have the right to sell all of the Class E Preferred Shares Series 1 or Class F Preferred Shares then held by MTFG (the “MTFG Shares”) to UFJ Holdings or any third party designated by UFJ Holdings at such respective price as set forth below: (i) In the event that UFJ Holdings has breached any of the representations and warranties (except for those relating to certain Criminal Charges set forth in the Basic Agreement), covenants or any other obligations under the Basic Agreement in any material respect; at a price equal to 130 percent of the acquisition price of the MTFG Shares; (ii) In the event that the event as set forth in (2)(a)(iv)(A) above has occurred; or a tender offer as set forth in (2)(a)(iv)(B) above commences and it is confirmed by public notice or public announcement under Paragraph 1 of Article 27-13 of the Securities and Exchange Law that a number of UFJH Equity Securities has been tendered such that the offeror and its specially related persons (as defined in Paragraph 7 of Article 27-2 of the Securities and Exchange Law) may come to own more than one-third (as calculated in accordance with Paragraph 8 of Article 27-2 of the Securities and Exchange Law) of the UFJH Equity Securities; at a price equal to the acquisition price of the MTFG Shares plus the Accumulated Outstanding Amount of Preferred Dividends (as defined below); (iii) In the event that the proposal for the statutory merger or any other integration of MTFG and UFJ Holdings is not approved at two consecutive meetings of the holders of any class of UFJ Holdings’ shares (except in the event that such proposal is also not approved at a general meeting of shareholders of UFJ Holdings); at a price equal to the acquisition price of the MTFG Shares plus the Accumulated Outstanding Amount of Preferred Dividends; and (iv) In the event that the proposal submitted by the board of directors of UFJ Holdings in connection with the business integration between MTFG and UFJ Holdings (the “UFJ Holdings Proposal”) is not approved at the general meeting of shareholders of UFJ Holdings to be held with respect to the fiscal year ending March 2005, and either (A) the UFJ Holdings Proposal is not approved at a general meeting of shareholders of UFJ Holdings to be held on or after October 1, 2005, or (B) the proposal submitted by any person other than the board of directors of UFJ Holdings in connection with a business integration between UFJ Holdings and any company other than MTFG is approved at a general meeting of shareholders of UFJ Holdings to be held on or after October 1, 2005 and meetings of holders of any class or classes of shares of UFJ Holdings whose approval is required under the Commercial Code; at a price equal to 130 percent of the acquisition price of the MTFG Shares. (b) In the event set forth in (a)(iv) above, UFJ Holdings shall have the right to purchase, or to cause the company designated by UFJ Holdings to purchase, all of the MTFG Shares from MTFG at a price equal to 130 percent of the acquisition price of the MTFG Shares.

(c) For the purpose of this Section, the “Accumulated Outstanding Amount of Preferred Dividends” means (i) in connection with the fiscal year to which the Payment Date belongs and any subsequent fiscal year, the aggregate amount of the balance by which the dividends actually paid on the MTFG Shares fall short of the preferred dividends payable on such MTFG Shares in each relevant fiscal year, plus (ii) the preferred dividends payable on the MTFG Shares in the fiscal year in which the sale or purchase of the MTFG Shares provided in this (3) takes place, calculated on the basis of a 365-day year for the actual number of days elapsed from and including the first day of the relevant fiscal year to and including the day of the sale or purchase of the MTFG Shares.

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 65

Business Strategy of the New Group

— Retail Business

Providing world-class retail services by leveraging the complementary strengths, strong financial base, consistent management and customer trust

Highest level of customer service

Satisfying branch network

Balanced branch network with focus on 3 metropolitan areas, few redundant branches other than Tokyo area

Service tailored to meet needs of local communities

Integrated financial services strategy encompassing bank, trust and securities services

One stop financial services designed to meet diverse and sophisticated customer needs

Operational strategy tailored to individual customer segments

Providing appropriate products and services through most suitable channel available

Global business development utilizing overseas network

Providing domestic customers with products and services that meet global standard

Providing cutting-edge customer service while maintaining customer security

Cutting-edge services strengthening security of account holder

Growing shareholder value by improvement in profitability

Realizing lower operating costs and expanding gross profit based on strong customer trust and support Expecting quicker integration effect within 1 to 2 years due to highly complementary management integration

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 66

Business Strategy of the New Group

Corporate Business

Providing Japan’s largest customer base with services of highest quality and innovative products utilizing functions of bank, trust and securities businesses

Basic integration policy

Implementing integrated business management structure on group consolidated basis

Aiming at integration effect through cost reduction and earning power enhancement by way of restructuring headquarter and overlapping businesses and focusing management resources on strategic business areas

Strategies by customer segment

Large or listed companies

Providing comprehensive financial solutions with high value added meeting diversified and sophisticated customer needs

Medium sized companies

Supporting customers to grow by versatile business support services and advice on integrated financial solution Supplying advanced financial services utilizing skills developed in businesses with large firms

Small companies

Quickly responding to funding needs by expanded product line, enhanced distribution channels, refined credit appraisal model and aiming at further expansion of customer base

Strategies by business area

Overseas operation

Providing high quality services as a result of synergies between MTFG’s overseas network and UFJ’s broad customer base

Investment banking and securities business

Strengthening operations by strategic human resource management and addressing cross-boundary business between bank and securities company

Trust related business

Offering services of highest level in very competitive transfer agency business Maintaining top position in real estate business based on broad customer base and information network

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 67

Business Strategy of the New Group

Trust Asset Business

Combining and developing group’s expertise by management integration in order to meet increasingly sophisticated and diversified customer needs

Basic integration policy

Building on very large asset base (approx. 30% share for pension trust and approx. 40% share for investment trust) the new group will provide a full line of cutting edge services by making substantial investment in management resources By implementing strategies outlined below new group seeks to secure its position as a leading Japanese bank in the main area of trust asset business and can rank on par with major foreign financial groups

Business strategies

Investment management business

Improving performance and expanding product range with Japanese top class trust bank within the group (investment asset Yen 24 tril.)

Trust and custody business

Focusing on lowering operational costs including streamlining back office and systems operations as a result of large market share Benefiting promptly from integration at a low cost by exploiting joint operation, Master Trust Bank of Japan

Making the most of complementary nature

Trust service: geographically complementary (UFJ/ Chubu & Kansai MTFG/ Kanto) Pension trust: UFJ/ general employees’ pension funds and management services MTFG/ corporate pension plans and plan consulting Investment trust: UFJ/ securities company customers MTFG/ financial institution customers

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 68

Distribution Channel Strategy (1)

Developing revolutionary distribution channel strategy capable of responding precisely and quickly to customer needs

New distribution channel development

Retail business

Progressively developing UFJ24 in new group Further enhancing functionality of convenience store ATMs and direct banking services Opening more branches specializing in advisory services and “PLUS”type branches

Corporate business

Installing specialized branches in areas with concentrations of large corporations Establishing branches specializing in SME in areas where there are no branches comprehensive network

Proactive development of integrated branches

Developing integrated branches as a venue for providing high value-added banking, trust and securities services - More than 100 branches planned to be converted to integrated services “Plazas”

Branch consolidation

Pursuing branch consolidation in regions such as Tokyo metropolitan area in minimizing customer inconvenience at the same time

Overlapping branches

Retail approx. 200 (140 bank, 20 trust bank, 40 securities) Corporate approx. 90 (70 bank, 10 trust bank, 10 securities)

Considering branch development best serve customer needs (e.g. consolidation by type of service) Overseas branches to be integrated as of the date of management integration Aiming to achieve rationalization of Yen 200 to 250 bil. annually by consolidating branches and improving efficiency of operations and systems, etc.

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 69

Distribution Channel Strategy (2)

<New group and its network>

Anytime, 24 hours

Enhancement of direct channels using IT

Expansion of convenience store ATMs

Development of advisory and Plus branches

Further develop UFJ24

Develop offices focused on mid to small-sized companies in areas where there is currently no presence

Establish offices focused on handling transactions for large corporations

Asia/Oceania: 55 locations Europe, Middle East: 26 locations Americas: 26 locations UBOC: 301 locations

Anywhere in the world

408 locations (incl. 301 UBOC branches) in over 40 countries

Overseas

In general, duplicate locations are planned to be merged on the date of the integration

UBOC 301 branches

Currently studying whether close the overlapping locations (mostly in the metropolitan area, approx. 200 retail / 90 corporate)

Domestic

Convenience store ATMs: approximately 16,000 locations

External ATMs: approximately 2,100

Chubu Region Retail: 170 branches Corporate: 75 locations

Eastern Japan Retail: 475 branches Corporate: 185 locations

Western Japan Retail: 267 branches Corporate: 123 locations

Metropolitan area Retail: 450 branches Corporate: 170 locations

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 70

Structure of the New Group’s Business Operation (1)

Maximizing integration effect through business operation capitalizing on strengths of new group

Incorporation of integrated business group system

Unified strategy and group-wide operation through close cooperation among group companies

Retail business: Clarifying target segment and business area and providing new products and services by the structure reflecting CS, marketing and product development in order to respond to customer’s financial needs Corporate business: Providing value added products to meet customer needs from the structure arranged by client segments through the coordinated development and promotion of trust and investment banking products In Overseas business we will establish a structure leveraging our global network and human resource Trust asset business: Responding to evolving customer needs by offering full lineup of asset management and trust products via close coordination with retail and corporate business management groups

Community-based business operation

Assigning executive officers of commercial bank in each of 3 regions in order to effectively respond to customer needs and establishing function such as product service and credit appraisal in 3 regions

Establishment of sophisticated internal control system

Establishing internal controls in accordance with Sarbanes-Oxley Act, SEC requirements and new BIS regulations in order to ensure appropriate operations and secure trust from outside as a comprehensive financial group with large asset base

Introduction of COSO* Framework including improvement in CSA (Control Self Assessment)

*”COSO” is the abbreviation for the Committee of Sponsoring Organization of Treadway Commission, which was established in 1985 by the American Institute of Certified Public Accountants and other organizations. COSO also refers to the internal control framework proposed by the Committee of Sponsoring Organization of Treadway Commission. As a standard framework, it has had significant influence on the financial inspection methods of government entities in various countries. In September 2004, COSO expanded the structural elements of internal controls (first announced in 1992) and also released a more refined COSO ERM (COSO Enterprise Risk Management Framework).

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 71

Structure of the New Group’s Business Operation (2)

<Concept of the new group’s business operation structure>

BSC approach (cascading down of strategy and targets)

Risk / control evaluation (in accordance with new BIS and SEC standards)

Integrated business group system

New commercial bank

New trust bank

Retail

Corporate

Trust assets

New securities company

Close cooperation

Corporate staff

Corporate Planning

Financial Planning

Accounting

Corporate Communications

General affairs

Secretariat

Based on COSO framework

Corporate risk management

Risk

Credit risk

Market risk

Operational risk

Information security

Compliance

Compliance

Internal audit framework

Assess effectiveness of internal controls

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 72

Incorporation of New Management Procedures (1)

Adopting group-wide business management platform in order to improve service quality and enhance shareholder value

Introduction of the balanced score card (BSC)*

Modifying BSC, developed in US during 1990s, in accordance with circumstances of new group and utilize as a group-wide standard management tool Introduction of BSC enables new group to

(1) establish comprehensive and balanced business target for the entire group (2) educate and promote understanding of strategy among personnel group-wide (3) clarify organizational roles and promote fair and impartial evaluations (4) continuously improve performance through Plan-Do-Check-Action cycle

Introduction of management improvement procedures utilizing ISO**, etc.

Introducing management improvement procedures utilizing ISO, etc. to facilitate customer-focused improvement of financial products and services Securing effectiveness of management procedures and improvement in services through PDCA cycle Obtaining ISO and other certifications through third party inspections and evaluations

* A balanced score card (BSC) is a business operation management procedure developed in the U.S. in the early 1990s that consists of a “strategy map” and “score card.” The “strategy map” is based on four viewpoints, “finance,” “customer and society,” “internal process” and “personnel resources and infrastructure,” and consists of the mapping of these points for visualization purposes. Mutual relations and the relationship between cause and effect on various strategies can be understood using this map. The “score card”

shows the performance index (KPI: Key Performance Indicator) for the strategic targets shown in the strategy map so that KPI target values and actual results as well as measures/policies and action plan can be shown on a single page. We will evaluate the achievement of each organization through this score card.

** ISO is an abbreviation for the International Organization for Standardization, which is a non-governmental organization established in 1947 with the aim of standardizing scientific techniques and economic activities for the sake of promoting international trade in products and services. Its headquarters are located in Geneva, Switzerland and its members are comprised of the national standards institutes of 147 countries as of April 2003. The certification that the new group is looking to acquire is the ISO9001 QMS (quality management system) standard, which specifically has one category that focuses on the quality of customer-focused management structures.

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 73

Incorporation of New Management Procedures (2)

<Concept of business management platform of the new group>

Business management procedure implementing BSC management strategy

Establish balanced business targets

Educate and promote understanding of strategy among personnel group-wide

Clarify organizational roles and promote fair and impartial evaluations

Plan:

Formulate and communicate strategic goals

Do:

Execute strategy and confirm results

Check:

Verify indicators of success and appropriateness of strategy

Act:

Pursue/revise strategy

Continuously improve performance through a Plan-Do-Check-Act (PDCA) cycle

Reflect ISO improvement process and feedback from customers and sales force in BSC strategic measures

Monitor achievement of BSC success indicators further enhance management quality and effectiveness

Management improvement procedures utilizing ISO and other standards

Customer feedback

Continuously improve our service and business operations with a focus on customer needs

PDCA cycle originates from customers and sales force

Inspections and evaluations through ISO certification process. Further management improvement

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 74

Personnel Operations of New Group

Establishing common personnel platform and ensuring consistent personnel operations throughout the group

Sharing common personnel platform

Personnel structure with the emphasis on achievement and professionalism

Each commercial bank, trust bank and securities company will share a common policy emphasizing performance and professionalism as they adopt their respective personnel systems

Infrastructure of intra-group personnel exchanges

In order to promote intra-group personnel exchanges, necessary personnel evaluation infrastructure will be established at each group company

Sharing of group targets and links between individual performance evaluations

New group will use BSC to share group-wide strategies among all group personnel and improve effectiveness of group strategies by linking it with individual performance evaluations

Personnel training and evaluation based on group corporate philosophy

The new group’s corporate philosophy will be reflected in the personnel education and evaluation of personnel in each group company in order to create a new corporate culture

Effective use of personnel

Providing for optimum personnel placements group wide by utilizing personnel platform

Reduction of personnel at HQ Consolidation of overlapping businesses

Consolidation of affiliated companies

10,000 Employees

Strategic growth areas

Retail operation SME business Investment banking Asset management

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 75

Business Tie-Ups

Implementing business tie-ups with a view toward proposed management integration in order to enhance customer convenience by improving quality of services and realize integration effect quickly

Tie-ups completed/planned

Tie-ups under consideration

Retail

Open access to each group’s ATM, CD (free of charge) (Oct. 27) UFJ to start offering MTFG’s investment annuity “Premiere” (scheduled in late Dec.) UFJ to start offer MTFG’s global REIT products (scheduled in late Dec.) UFJ’s inquiry service for waiting time at branches is expanded to BTM branches

Corporate

Mutual sales, personnel exchanges, co-hosting seminars and joint trainings

MTFG co-hosted UFJ Business Forum offering

customers business discussions (Nov.)

MTFG and UFJ co-hosted joint seminars on

overseas topics (Nov.)

Tie-up in trust operation regarding information

exchange in real estate brokerage business

Cooperating and alternately hosting seminars on China related issues Joint development of new products for SMEs and tie-ups in investment banking services, overseas businesses and securities businesses Support business to UFJ customers expanding overseas; cooperation in leasing and securitization in Americas

Asset Trust

Sales of privately placed investment trusts; new service utilizing securities management function and trust function

Joint recruiting efforts for employees joining in FY2006

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 76

Reference

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 77

Corporate Governance Framework (UFJ Bank)

UFJ Bank

Shareholders’ Meeting

Corporate Auditors / Board of Corporate Auditors

Board of Directors

<Directors (non-executive)>

External Directors

Yukinobu Ozaki

(attorney at law, former judge of Supreme Court)

Teruo Ozaki (certificated public accountant)

Chairman & Director (President of UFJHD)

<Directors (executive)>

President & Rep. Director

leads compliance activities governs Compliance Dept.

Directors & Executive Officers

Executive Committee

<Executive Officers>

Audit & Compliance Committee

Chairman: Yukinobu Ozaki (director) Member: Teruo Ozaki (director) Member: Shin Ushijima (attorney at law)

Internal Audit Planning Office

In charge of planning of intenal audit

Internal Audit Department

Reinforces functions under immediate

control of Audit & Compliance Committee

Disciplinary Committee

Includes GM of Human Resources Dept. Audit & Compliance Committee will independetly deliberate Disciplinary Committee’s proposals

Credit Risk Management

Committee

Discusses important rules etc. Invites external specialists to ensure objectivity of third party

Measures to be taken this time

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 78

Outstanding Shares of UFJHD

Class I Class II Class III Class IV Class V Class VI Class VII

Common Stock

Preferred Share Preferred Share Preferred Share Preferred Share Preferred Share Preferred Share Preferred Share

Original issuing bank Sanwa Sanwa Tokai Tokai Tokai Toyo Trust Toyo Trust

Type Public fund Public fund Public fund Public fund

No. of shares issued 50,000 shares 200,000 shares 50,000 shares 150,000 shares 150,000 shares 80,000 shares 200,000 shares

Total issue amount Yen 150 bil. Yen 600 bil. Yen 100 bil. Yen 300 bil. Yen 300 bil. Yen 80 bil. Yen 200 bil.

No. of shares outstanding 5,107,405.32 shares 12,989 shares 200,000 shares 12,237 shares 150,000 shares 150,000 shares 1,008 shares 200,000 shares and Balance as of Sept. 30, 04(1) Yen 39.0 bil. Yen 600.0 bil. Yen 24.5 bil. Yen 300.0 bil. Yen 300.0 bil. Yen 1.0 bil. Yen 200.0 bil.

Dividend yield 1.25% 0.53% 3.4375% 0.93% 0.97% 0.53% 1.15%

Conversion period of Jul.1, 1998 - Jul.1, 2001 - Jul.1, 1996 - Jul.1, 2002 - Jul.1, 2003 - Jul.1, 1999 - Jul.1, 1999 -

preferred share Jul. 31, 2005 Jul. 31, 2008 Sept. 30, 2004 Mar. 30, 2009 Mar. 30, 2009 Jul. 31, 2014 Jul. 31, 2009

Conversion period of Jul. 1, 1998 - Jul. 1, 2001- Jun. 5, 2001 -

preferred share unit

Jul. 31, 2005 Sept. 30, 2004 Jul. 31, 2014

Current conversion price (Yen 564,500) (Yen 564,500)

Yen 750,000 Yen 1,050,000 (Note 2) Yen 569,600 Yen 493,500

/ ratio (2) 3.543 3.543

Minimum conversion price (Yen 806,500) (Yen 564,500) (Yen 564,500)

Yen 750,000 Yen 1,050,000 Yen 569,600 Yen 493,500

/ maximum conversion ratio (3) 2.48 3.543 3.543

on every Aug. 1 on every Aug. 1 on every Oct. 5 on every Oct. 5 on every Oct. 5 on every Aug. 1 on every Jun. 30

Conversion price / ratio from Aug. 1, 1999 from Aug. 1, 1999 from Oct. 5, 2001 from Oct. 5, 2002 from Oct. 5, 2003 from Aug. 1, 1999 from Jun. 30, 1999 revision date to Aug. 1, 2004 to Aug. 1, 2007 to Oct. 5, 2003 to Oct. 5, 2008 to Oct. 5, 2008 to Aug. 1, 2013 to Jun. 30, 2008

excluding 2002

Mandatory conversion date Aug. 1, 2005 Aug. 1, 2008 Oct. 1, 2004 Mar. 31, 2009 Mar. 31, 2009 Aug. 1, 2014 Aug. 1, 2009

Minimum mandatory Yen 750,000 Yen 750,000 Yen 806,500 Yen 564,500 Yen 564,500 Yen 497,600 Yen 493,000

conversion price (4)

O (Minimum mandatory

X (Only at the X (Only at the X (Only at the

Upward revision of conversion ratio:

mandatory O O O mandatory mandatory

converesion price 0.888, excluding at the

conversion) conversion) conversion)

mandatory conversion

No. of shares after conversion (Note 2)

at current conversion price 51,956shares 571,429shares 30,348shares 531,444shares 531,444shares 1,770shares 405,268shares

(1)/(2)

No. of shares after conversion (Note 2)

at minimum conversion price 51,956shares 571,429shares 30,348shares 531,444shares 531,444shares 1,770shares 405,268shares

(1)/(3)

No. of shares after conversion (Note 2)

at minimum mandatory conv. price 51,956shares 800,000shares 30,348shares 531,444shares 531,444shares 2,026shares 405,680shares

(1)/(4)

Total outstanding shares if all preferred shares are converted at current conversion price 7,231,064shares

Total outstanding shares if all preferred shares are converted at minimum conversion price 7,231,064shares

Total outstanding shares if all preferred shares are converted at minimum mandatory conversion price 7,460,303shares

Note 1 : Conversion to common stock of Class III, IV, and V is to be calculated using conversion ratio.

Conversion prices in parenthesis in the table above are those theoretically calculated.

Note 2 : Class III Preferred shares were converted to common stocks at a conversion price of Yen 806,500 on October 1, 2004.

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 79

Shareholder Structure of UFJHD

(%)

Mar. 03 Sept. 03 Mar. 04 Sept. 04

Financial Institution 32.14 31.26 29.97 29.85

Other Corporation 39.40 32.21 28.55 26.93

Foreign Corporation 10.72 22.97 31.49 30.20

Individual, etc. 15.20 11.70 9.45 10.85

Security Companies 2.47 1.80 0.46 2.08

Japanese Government & 0.02 0.02 0.02 0.02

Local Authorities

Treasury Stock 0.04 0.04 0.06 0.07

Total 100.00 100.00 100.00 100.00

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 80

Major Subsidiaries and Affiliates (Domestic)

Latest from

from

Fiscal Subsidiary Ordinary Net Income Consolidated/Under the

Company Name Main Business Total Asset Loan Capital Subsidiary

Term End Banks (incl. Profit (Loss) Equity Mehtod

Banks

Guarantee)

Domestic Commercial Banking

(Retail Market)

(Yen mil.)

UFJ Card Co., Ltd. Credit card Sept. 2004 326,732 159,401 62,940 17,502 21,006 3,142 1,772 Consolidated

UFJ CREDIT CO., LTD. Credit guarantee operations Sept. 2004 207,390 - - 12,530 181,896 (11,758) (11,616) Consolidated

The Frontier Servicer Co., Ltd. Loan collection servicer Sept. 2004 7,957 - - 4,932 500 1,556 920 Consolidated

Mobit Co., Ltd. Consumer finance Sept. 2004 131,637 120,875 111,375 4,936 10,000 442 440 Under the Equity Method

Investment advisory for

UFJ Plaza 21 Co., Ltd. Sept. 2004 594 - - 556 762 63 61 Consolidated

individual

Call center for financial

Japan TPP Co., Limited business, Sept. 2004 1,304 - - 1,206 690 10 9 Consolidated

DC pension plan management

(Corporate Market)

UFJ Business Finance Co., Ltd. Leasing, factoring Sept. 2004 300,209 114,617 112,617 7,616 928 (1,721) (1,144) Consolidated

NBL Co., Ltd. Leasing Sept. 2004 294,652 124,700 124,700 3,767 7,974 293 156 Consolidated

Central Leasing Co., Ltd. Leasing, finance Sept. 2004 1,307,430 686,066 143,593 38,785 5,484 7,520 3,982 Under the Equity Method

Disposal of real estate

UFJ Total Maintenance Co., Ltd. Jun. 2004 5,808 - - 297 500 90 15 Consolidated

collateral

Toyo Trust Total Finance Co., Ltd. Finance, leasing Sept. 2004 58,665 56,752 49,957 860 50 319 192 Consolidated

(General)

The Senshu Bank, Ltd. Banking Sept. 2004 1,692,502 12,327 - 69,725 93,620 5,487 5,643 Consolidated

The Taisho Bank, Ltd. Banking Sept. 2004 353,051 3,000 3,000 14,534 1,795 659 427 Under the Equity Method

The Gifu Bank, Ltd. Banking Sept. 2004 730,601 4,000 1,000 24,059 5,551 911 581 Under the Equity Method

The Chukyo Bank, Ltd. Banking Sept. 2004 1,583,644 14,910 3,650 78,202 39,342 4,212 2,514 Under the Equity Method

Nippon Mutual Housing Loan Co., Ltd. Lending Sept. 2004 8,885 3,700 3,700 2,730 28 102 28 Under the Equity Method

CMA Co, Ltd. Lending Sept. 2004 51,663 48,820 48,820 2,808 5,500 (897) (897) Consolidated

(Investment Banking)

kabu.com Securities Co.,Ltd. Securities Sept. 2004 144,554 1,000 500 8,106 2,204 2,573 2,103 Under the Equity Method

UFJ Tsubasa Securities Co., Ltd. Securities Sept. 2004 4,827,031 592,917 52,776 226,389 7,456 8,451 6,680 Consolidated

UFJ Asset Management Co., Ltd. Investment advisory Sept. 2004 4,873 - - 4,606 - 259 149 Consolidated

UFJ Partners Asset Management Co., Ltd. Investment trust management Sept. 2004 57,441 - - 48,238 - 1,205 575 Consolidated

Voluntary partnership under

Japan-China Bridge Fund Aug. 2004 141 - - 141 199 (58) (58) Under the Equity Method

Civil Code for investment

UFJ CAPITAL CO., LTD. Venture capital investment Sept. 2004 45,053 26,965 9,065 14,908 2,146 2,581 1,536 Consolidated

TMF Co., Ltd. Venture capital investment Sept. 2004 5,451 13,000 13,000 (7,757) 15 946 (1,708) Consolidated

(Others)

UFJIS Co., Ltd. System development Sept. 2004 8,133 1,820 1,820 1,382 - 6 (20) Consolidated

UFJ & Hitachi Systems Co., Ltd. System development Sept. 2004 10,552 4,000 4,000 1,105 25 271 160 Consolidated

The UFJ Staff Service Co., Ltd. Temporary manpower service Sept. 2004 1,416 - - 311 150 85 84 Consolidated

UFJ Trust Land and Building Co., Ltd. Real estate rental management Sept. 2004 84,731 24,112 24,112 40,001 39,170 21 2 Consolidated

Toyo Systems Development Co., Ltd. System development Sept. 2004 2,575 1,560 1,560 (343) 400 194 (1,366) Consolidated

Residential real estate

UFJ Realty Co., Ltd. Sept. 2004 1,143 450 450 301 10 27 2 Consolidated

brokerage

UFJ Operations Service Nagoya Co., Ltd. Clerical work Sept. 2004 686 - - 350 111 125 14 Consolidated

UFJ Strategic Partner Co., Ltd. Finance Sept. 2004 461,479 - - 249,554 208,287 (11,354) (1,399) Consolidated

Security investments, holding,

UFJ Equity Investments Co. Ltd. Sept. 2004 501,474 149,800 - 323,825 300,000 (12,955) (12,937) Consolidated

administration

Security investments, holding,

UFJ Trust Equity Co. Ltd. Sept. 2004 152,355 - - 97,855 89,317 11 10 Consolidated

administration

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 81

Major Subsidiaries and Affiliates (Overseas)

from

Income

Latest Subsidiary from

Total before Net Income Consolidated/Under the

Company Name Main Business Fiscal Term Currency Loan Banks Capital Subsidiary

Asset Income (Loss) Equity Mehtod

End (incl. Banks

Taxes

Guarantee)

Commercial Bank

UFJ Leasing Deutschland GmbH Leasing Sept. 2004 EUR million 12 11 11 0 0 0 0 Consolidated

UFJ Finance Taiwan Limited Factoring, leasing Jun. 2004 Taiwan$            million 346 - - 341 525 0 0 Consolidated

PT Bank UFJ Indonesia Banking Jun. 2004 IDR billion 7,418 1,835 1,611 1,084 805 98 68 Consolidated

Leasing, consumer

PT UFJ-BRI Finance Jun. 2004 IDR billion 751 613 412 123 30 21 14 Consolidated finance

UFJ Australia Limited Finance Jun. 2004 AUD million 797 13 13 77 103 (38) (27) Consolidated

UFJ Bank Canada Banking Jun. 2004 CAD million 500 - - 150 170 (9) (6) Consolidated

UFJ Bank Nederland N.V. Banking Jun. 2004 EUR million 942 37 15 65 51 (0) (0) Consolidated

Bangkok UFJ Limited Finance Jun. 2004 THB million 15,473 14,854 439 577 90 58 41 Consolidated

Rizal Commercial Banking Corporation Banking Jun. 2004 PHP billion 176 5 - 16 0 1 1 Under Equity Method

Investment Bank

UFJ International plc Banking, securities Jun. 2004 STG million 4,273 455 317 372 428 (9) (9) Consolidated

UFJ Bank (Schweiz) AG Banking, securities Jun. 2004 CHF million 361 224 211 89 92 2 2 Consolidated

UFJ Futures, L.L.C. Futures Jun. 2004 USD million 41 - - 19 18 5 3 Consolidated

Others

Sanwa Technology Investments, Inc. Investment Jun. 2004 USD million 0 - - 0 2 (0) (0) Consolidated

UFJ Holdings Financial Results for Interim Period ended Sept. 2004

Data Book 82

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi	Mr. Shiro Ikushima
26F Marunouchi Bldg., 4-1 Marunouchi 2-chome,	1-1 Otemachi 1-chome,
Chiyoda-ku Tokyo 100-6326 Japan	Chiyoda-ku Tokyo 100-8114 Japan
81-3-3240-9059	81-3-3212-5458
Hirotsugu_Hayashi@mtfg.co.jp	shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.